Exhibit 4.14

SHARE SWAP AGREEMENT

between

ASML Holding N.V.

and

Hermes Microvision, Inc.

Dated	16 June 2016

Contents

Clause    Page

1DEFINITIONS AND INTERPRETATION    6
2SHARE SWAP    6
2.1Consideration    6
2.2Options    6
2.3Acquisition entity    7
2.4Articles of Incorporation    7
2.5Fractional Share    8
2.6Dissenting shareholders    8
3COMPLETION CONDITIONS    9
4SATISFACTION OF COMPLETION CONDITIONS    9
4.1General    11
4.2Merger Clearance Filings    11
4.3HMI shareholder approval    13
4.4Taiwan Regulatory Approvals    13
4.5CFIUS Filings and CFIUS Approval    15
4.6Cooperation to complete the Transaction    16
4.7Satisfaction and waiver of Completion Conditions    16
5ADJUSTMENT OF CONSIDERATION AND TERMINATION    17
5.1General    17
5.2Non-satisfaction of Completion Condition    17
5.3Adjustment to Consideration    17
5.4Long Stop Date    18
5.5Claim for Losses    18
5.6Survival    18
6PRE-COMPLETION COVENANTS    18
6.1Operation of HMI Group prior to Completion    18
6.2SARs and Options    21
6.3HMI Board determination    21
6.4Non-solicitation regarding HMI    21
6.5Option to launch ASML Tender Offer    22
6.6Access to information    23
6.7Arrangements with key management team members    23
6.8ASML employee consultation    24
7COMPLETION    24
7.1Completion Date and time    24
7.2Payment    24
7.3Right of withholding    25
7.4Certificates    25
7.5Effect of Completion    26
7.6Breach of Completion obligations    26

8POST-COMPLETION ITEMS    26
8.1Post-Completion organisation plan    26
8.2D&O insurance and indemnity    26
9WARRANTIES    27
9.1ASML Warranties    27
9.2HMI Warranties    28
9.3Expiry of warranties    28
10CONFIDENTIALITY    28
10.1Announcements    28
10.2Confidentiality undertaking    29
11MISCELLANEOUS    30
11.1Further assurances    30
11.2Entire agreement    30
11.3Assignment    31
11.4Invalidity    31
11.5Counterparts    31
11.6Waiver    31
11.7Amendment    31
11.8Third party rights    31
11.9No rescission    31
11.10Method of payment    32
11.11Costs    32
11.12Interest    32
11.13Notices    32
12GOVERNING LAW AND DISPUTE RESOLUTION    34
12.1Governing law    34
12.2Dispute resolution    34

Schedules

Schedule 1Definitions and interpretation
Schedule 2Merger Clearance Filings
Schedule 3Taiwan Regulatory Approvals
Schedule 4ASML Warranties
Schedule 5HMI Warranties
Schedule 6Post-Completion organisation plan
Schedule 7Funding of payment for Dissenting Shares
Schedule 8Announcement

SHARE SWAP AGREEMENT
THIS AGREEMENT IS DATED 16 JUNE 2016 AND MADE BETWEEN:

(1)
ASML Holding N.V., a public limited liability company incorporated under the laws of the Netherlands, with corporate seat in Veldhoven, the Netherlands and registered address at De Run 6501, 5504 DR Veldhoven, the Netherlands ("ASML");

and

(2)
Hermes Microvision, Inc., a public company limited by shares incorporated under the laws of Taiwan, with corporate seat in Hsinchu City, Taiwan and registered address at 7F, No.18, Puding Road, East Dist., Hsinchu City, Republic of China ("HMI");

(ASML and HMI each a "Party" and jointly the "Parties"),
BACKGROUND:

(A)
ASML intends to implement a 100% share swap pursuant to Article 29 of the ROC Business Mergers and Acquisitions Act (the "M&A Act") with HMI, whereby ASML or its designated wholly owned Subsidiary will acquire 100% of the issued and outstanding capital shares of HMI (the "Shares") for such consideration as further described in this Agreement and on the terms and subject to the conditions set forth in this Agreement and the Shares will be delisted from the TPEx (the "Transaction");

(B)	The Supervisory Board of 1ASML has approved ASML's entry into this Agreement;

(C)
Each of the HMI Audit Committee and the HMI Board has determined that it is in the best interests of HMI and its shareholders, and declared it advisable, to enter into this Agreement, and the HMI Board has approved the execution, delivery and performance by HMI of this Agreement and the consummation of the transactions contemplated by this Agreement, subject to the approval of the shareholders of HMI; and

(D)
Prior to the execution of this Agreement, certain shareholders of HMI have entered into (i) irrevocable undertakings to vote in favor of the Transaction (the "Irrevocable Undertakings") and (ii) investment agreements to subscribe to shares in ASML (the "Investment Agreements" and the transactions contemplated therein, the "Private Placements").

THE PARTIES AGREE AS FOLLOWS:

1	DEFINITIONS AND INTERPRETATION
The definitions and provisions of Schedule 1 (Definitions and Interpretation) apply throughout this Agreement.

2	SHARE SWAP

2.1	Consideration

2.1.1
Subject and pursuant to the terms of this Agreement, each Share issued and outstanding immediately prior to the Completion Date (other than Shares to be cancelled in accordance with Clause 2.1.2 and any Dissenting Shares) shall, upon the Completion Date, be transferred to and in the name of ASML or its designated wholly owned Subsidiary and against such transfer to ASML or such designated wholly owned Subsidiary thereafter represent the right to receive NTD 1410 per Share (one thousand four hundred and ten New Taiwan Dollars per Share) in cash, without interest, and subject to deduction for any required withholding Tax (the "Consideration").

2.1.2
Each Share held in the treasury of HMI immediately prior to the Completion Date shall automatically be cancelled, and shall cease to exist, and no consideration shall be delivered in exchange therefor.

2.1.3
Each of the global depositary shares issued by The Bank of New York Mellon (the "GDS Agent") and listed on the Luxembourg Stock Exchange (the "Luxembourg GDSs") shall be cancelled pursuant to Completion through payment by the GDS Agent to the holders of the Luxembourg GDSs of an amount per Luxembourg GDS equal to the Consideration. The GDS Agent shall receive through the Payment Fund an aggregate amount equal to the number of Shares held by the GDS Agent multiplied by the Consideration.

2.2	Options

2.2.1
Upon Completion, each Vested Company Option shall terminate and be cancelled, and the holder of such Vested Company Option shall be entitled to receive from HMI, promptly following the Completion Date, a cash payment (subject to all applicable deductions and withholding) equal to the product of

(1) the number of Shares that were issuable upon exercise of such Vested Company Option immediately prior to Completion multiplied by (2) the excess, if any, of (x) the Consideration over (y) the per-share exercise price for the Shares that would have been payable upon exercise of such Vested Company Option immediately prior to Completion (with the understanding that, for purposes of this clause, if there are different exercise prices for different Vested Company Options held by the same holder, separate calculations shall be made for each exercise price).

2.2.2
At Completion, each Unvested Company Option shall be assumed by ASML and shall be converted into a corresponding entitlement under an ASML share plan appropriate for the holder of such Unvested Company Option. Each such entitlement shall be subject to terms and conditions that are at least equivalent to the terms and conditions governing the Unvested Company Option immediately prior to the Completion Date.

2.2.3	The Deferred Cash Bonus Units issued under the Deferred Cash Bonus Plan shall have been cancelled, and the plan terminated, prior to the Completion Date.

2.3	Acquisition entity

2.3.1
ASML may designate a (to be incorporated) wholly-owned Subsidiary to be the purchasing entity (the "Purchaser") of the Shares in the Share Swap by giving Notice to HMI, provided such Notice is given within fourteen (14) days of the Signing Date.

2.3.2	If ASML designates a wholly-owned Subsidiary to be the Purchaser in accordance with Clause 2.3.1:
the Purchaser will be admitted to this Agreement as a new and additional party, provided that (a) ASML remains a direct party to this Agreement and (b) ASML shall be fully liable for all actions and/or inactions of the Purchaser as if ASML were the Purchaser; and
the Parties will cooperate to take such corporate action as may be reasonably required as a result of such designation.

2.4	Articles of Incorporation

2.4.1
If ASML designates a wholly-owned Subsidiary incorporated in Taiwan to be the Purchaser in accordance with Clause 2.3.1, ASML shall cause such Subsidiary to amend the authorised capital amount and, to the extent required, the business scope in its articles of incorporation to facilitate the Transaction.

2.4.2	HMI's articles of incorporation in effect as of the Signing Date shall be the articles of incorporation of HMI on the Completion Date.

2.5	Fractional Share
Since the Consideration to be paid in the Transaction will be in cash, the Parties agree that this Agreement does not provide the procedure for dealing with fractional shares to be issued to the shareholders of HMI.

2.6	Dissenting shareholders

2.6.1
Shares issued and outstanding immediately prior to the Completion Date that are held by any holder who has, either prior to or during the EGM, objected in writing, or objected orally (which objection has been recorded by HMI), to the Transaction, and waived its voting right and which is entitled to demand and properly demands HMI to buy back Shares of such holder at the fair market price (the "Appraisal") pursuant to and in compliance with the M&A Act and the Company Act (such Shares, "Dissenting Shares" and the holder of Dissenting Shares, a "Dissenting Shareholder"), shall not have the right to receive any portion of the Consideration, unless and until such Dissenting Shareholder shall have failed to perfect, or, to the extent permitted by applicable Law, until such holder shall have effectively withdrawn or lost, such holder's right to Appraisal under applicable Law. Dissenting Shares shall be treated in accordance with the M&A Act and the Company Act.

2.6.2
Immediately after the EGM, HMI shall promptly notify ASML of any demands for Appraisal of any Shares, attempted withdrawals of such notices or demands and any other instruments received by HMI relating to rights to Appraisal, and ASML shall have the right to participate in all negotiations and proceedings with respect to such demands.

2.6.3
Prior to the Completion Date, HMI shall not, without the prior written consent of ASML (which consent shall not be unreasonably withheld or delayed), make any payment with respect to, settle or offer to settle, or approve any withdrawal of any such demands; provided, however, that HMI shall have the right to make any payment with respect to, settle or offer to settle, or approve any withdrawal of any such demands, in each case at a per Share price up to but not more than the Consideration.

2.6.4	In case HMI will have to make any payments to Dissenting Shareholders, the Parties agree that the provisions of Schedule 7 (Funding of payment for Dissenting Shares) shall apply.

2.6.5
The consummation of the Transaction shall take place on the Completion Date irrespective of whether (i) HMI and any Dissenting Shareholder have reached an agreement on the buy-back of the Dissenting Shares, (ii) there is any on-going legal proceeding between HMI and any Dissenting Shareholder related to buy-back of Dissenting Shares, and (iii) HMI has yet to buy back any and all Dissenting Shares.

3	COMPLETION CONDITIONS
Completion is conditional upon satisfaction or waiver of the following Completion Conditions:

3.1
All obligatory notifications and filings with the Competition Authorities in connection with the Transaction as listed in Schedule 2 (Merger Clearance Filings) (the "Merger Clearance Filings") shall have been made and each such Competition Authority, to the extent required before Completion, shall have:

(a)	given the approvals, consents or clearances required under relevant applicable Law for the completion of the Transaction;

(b)	rendered a decision that no approval, consent or clearance is required under relevant applicable Law for the completion of the Transaction;

(c)
failed to render a decision within the applicable waiting period under relevant applicable Law and such failure is considered under such Law to be a grant of all requisite consents or clearances under such Law; or

(d)
referred the Transaction or any part thereof to another Competition Authority in accordance with relevant applicable Law and one of the requirements listed in items (a) through (c) above has been fulfilled in respect of such other Competition Authority.

3.2	HMI shall have convened an extraordinary shareholders meeting at which a resolution will have been duly passed by the holders representing at least two-thirds of the Shares to approve the Transaction.

3.3
All notifications, filings and applications with the Governmental Authorities as set out in Schedule 3 (Taiwan Regulatory Approvals) (the "Taiwan Regulatory Approvals") shall have been made in the form as required by Law and each such Governmental Authority, to the extent required by Law before Completion, shall have:

(a)	given the approvals, consents or clearances required under applicable Law for the completion of the Transaction;

(b)	rendered a decision that no approval, consent or clearance is required under applicable Law for the completion of the Transaction; or

(c)
failed to render a decision within the applicable waiting period under applicable Law and such failure is considered under such Law to be a grant of all requisite approvals, consents or clearances under such Law.

3.4	Either:

(a)
the Committee on Foreign Investment in the United States ("CFIUS") shall have provided notice to the Parties that CFIUS has determined that (i) the Transaction is not a covered transaction and not subject to review under Section 721 of the Defense Production Action of 1950, as amended ("Section 721") or (ii) there are no unresolved national security concerns with respect to the Transaction, and that action under Section 721 is concluded with respect to the Transaction; or

(b)
following an investigation, the President of the United States shall have announced a decision not to take any action to suspend or prohibit consummation of the Transaction under Section 721 or the applicable time period for the President to take such action shall have expired;

(the "CFIUS Approval").

3.5	There shall not have been any material breach by HMI of any of its obligations, covenants and undertakings set out in Clause 6.

3.6
None of the ASML Warranties shall have been found to be, or no event occurring or matter arising which renders any of the ASML Warranties to be, untrue or inaccurate in any material respect (except for such ASML Warranties that contain an express materiality qualification, which shall not be untrue or inaccurate in all respects) on and as at the Signing Date and as at Completion, unless expressly made as of a specified date, then only as of such specified date.

3.7
None of the HMI Warranties set out in Paragraph 7 (Intellectual Property) of Schedule 5 (HMI Warranties) shall have been found, or no event occurring or matter arising which renders any of the HMI Warranties set out in Paragraph 7 (Intellectual Property) of Schedule 5 (HMI Warranties) to be, untrue or inaccurate to the extent that it has or will have a Material Adverse Effect on the HMI Group, and none of all other HMI Warranties shall have been found to be, or no event occurring or matter arising which renders any such other HMI Warranties being, untrue or inaccurate in any material respect (except for such that contain an express materiality qualification, which shall not be untrue or inaccurate in all respects), on and as at the Signing Date and as at Completion, unless expressly made as of a specified date, then only as of such specified date.

3.8	No event or circumstance shall have occurred between the date of this Agreement and Completion which has or will have a Material Adverse Effect on the HMI Group.

3.9	No event or circumstance shall have occurred between the date of this Agreement and Completion which has or will have a Material Adverse Effect on the ASML Group.

3.10
No restraining Governmental Order or permanent injunction or other Governmental Order preventing Completion (other than one issued by or at the request of a Competition Authority which shall be complied with pursuant to Clause 4.2.5) shall be in effect immediately prior to Completion.

4	SATISFACTION OF COMPLETION CONDITIONS

4.1	General

4.1.1
Save as otherwise provided in this Clause 3, the Parties shall each use their reasonable best efforts to ensure satisfaction of and compliance with all of the Completion Conditions as soon as reasonably possible.

4.1.2	Each Party shall, and shall procure that each member of its group will, refrain from carrying out any action (including making or agreeing to make any acquisition or investment) or omitting anything that could, directly or indirectly, cause delay, hinder, impede or prejudice satisfaction of the Completion Conditions.

4.1.3	HMI and ASML shall promptly:

(a)
co-operate with and provide all necessary information and assistance reasonably required by any Governmental Authority in connection with the Completion Conditions upon being requested to do so by the other Party; and

(b)	inform the other Party of any communication received from, or given by it to, any Governmental Authority with respect to any of the Completion Conditions.

4.2	Merger Clearance Filings

4.2.1	HMI and ASML shall cooperate with each other to:

(a)
as soon as practicable, and in any event within 15 (fifteen) Business Days after the Signing Date, prepare and file with the Competition Authorities the Merger Clearance Filings, or, in relation to those Merger Clearance Filings where the filing is subject to the approval of the relevant Competition Authority, a draft of the relevant Merger Clearance Filing and as soon as practicable thereafter, the Merger Clearance Filing, necessary to satisfy the Completion Condition set out in Clause 3.1; and

(b)	supply as promptly as practicable any additional information and documentation that may be requested by any Competition Authority in connection with the Merger Clearance Filings.

4.2.2
HMI shall use its reasonable best efforts to procure that ASML will receive all information and documentation available within the HMI Group in respect of the HMI Business that is reasonably necessary to make or supplement any Merger Clearance Filings and shall use its reasonable best efforts to ensure that all such information and documentation is true and accurate.

4.2.3
Each of ASML and HMI shall (i) provide the other Party and/or its legal counsel with drafts of all written filings and other communications intended to be submitted to any Competition Authority in respect of any Merger Clearance Filings, (ii) give the other Party and/or its legal counsel a reasonable opportunity to comment on such filings and communications, (iii) not submit such filings or communications without the prior written approval of the other Party, such approval not to be unreasonably withheld or delayed, and (iv) provide the other Party and/or its legal counsel with final copies of all such filings and communications. To the extent deemed reasonably appropriate under the circumstances or if required by applicable Law, each of ASML and HMI and/or their legal counsel shall also have the right to participate in all meetings and discussions with any Competition Authority in connection with a Merger Clearance

Filing. Each of ASML and HMI shall redact business secrets and other confidential information in respect of any other Party's group to the extent reasonably identified by such other Party or its legal counsel and to the extent relevant to the Merger Clearance Filings such unredacted information is shared on a confidential counsel-to-counsel basis only. To the extent the applicable merger control regimes provide for such possibility, each Party and/or its legal counsel shall have the right to make confidentiality claims with respect to any of the approvals, consents or clearances as referred to in Clause 3.1.

4.2.4
ASML shall bear all filing fees, expenses and other similar costs in relation to the Merger Clearance Filings (excluding fees of the advisors of HMI and all internal overhead costs incurred by HMI or any of its Affiliates in relation to any such filings). All costs, penalties and fines resulting from not (timely or correctly) filing a Merger Clearance Filing, shall be borne by the Party legally obligated to file such a Merger Clearance Filing, except to the extent that failure to make such (timely or correct) filing is the manifest result of the other Party not (timely) providing sufficient or accurate data to the Party legally obligated to file such Merger Clearance Filing.

4.2.5
For purposes of satisfying the Completion Condition set out in Clause 3.1, each of ASML and HMI shall, and shall respectively cause the ASML Group and the HMI Group to take, or cause to be taken, all actions that are reasonably necessary to obtain clearance for the Transaction from the Competition Authorities pursuant to any Merger Clearance Filings, provided that (i) the Parties shall not be required to agree to perform or accept any disposition of assets or businesses of the ASML Group and the HMI Group respectively which would cause a material impact on the ASML Group, the HMI Group or the ASML Group and the HMI Group taken together and (ii) if any other action would cause a Material Adverse Effect on the ASML Group, the HMI Group or the ASML Group and the HMI Group taken together, no Party shall undertake such action without the prior written consent of the other Party.

4.3	HMI shareholder approval

4.3.1
On or prior to the Signing Date, the HMI Board has resolved to convene an extraordinary shareholders meeting at which the shareholders of HMI shall vote on the proposal to approve the Transaction (the "EGM").

4.3.2
Unless otherwise agreed by the Parties, HMI shall convene and hold the EGM no later than 17 August 2016. HMI shall provide to ASML for approval (such approval not to be unreasonably or untimely withheld) drafts of the notice, agenda and other materials to be made available by HMI to HMI shareholders for the EGM.

4.3.3
HMI shall use reasonable best efforts to procure that the number of Shares represented by shareholders present at the EGM in person or by proxies (including by electronic voting) will meet the applicable quorum requirements for resolution on the approval for the Transaction and that the Transaction will be approved by the EGM, by undertaking such actions as set out in a communications plan jointly agreed between the Parties.

4.4	Taiwan Regulatory Approvals

4.4.1
HMI and ASML shall jointly prepare the relevant notices, filings and applications to the relevant Governmental Authorities as referred to in Schedule 3 (Taiwan Regulatory Approvals) (the "Taiwan Regulatory Filings"). Each of such notices, filings and applications shall be filed by the Party required by Law to file the same (the "Filing Party") as soon as possible after the EGM, provided the shareholders of HMI have approved the Transaction at such EGM. The Party not acting as the Filing Party shall have the right to approve any notices, filings and applications prior to such filing, which approval shall not be unreasonably withheld or delayed.

4.4.2
Each Filing Party shall provide the other Party and its legal counsel with drafts of all written filings and other communications intended to be submitted to any Governmental Authority in respect of any Taiwan Regulatory Filings, give the other Party and its legal counsel a reasonable opportunity to comment on such filings and communications, not submit such filings or communications without the prior written approval of the other Party, such approval not to be unreasonably withheld or delayed, and provide the other Party and its legal counsel with final copies of all such filings and communications. The other Party and its legal counsel shall also have the right to participate in all meetings and discussions with any Governmental Authority in connection with a Taiwan Regulatory Filing. To the extent applicable Law provides for such possibility, each Party and its legal counsel shall have the right to make confidentiality claims with respect to any of the approvals, consents or clearances as referred to in Clause 3.3, to the extent relating to business secrets and other confidential information.

4.4.3
Each Party shall make available to the other Party all information and documentation available that is reasonably necessary to make or supplement any notices, filings or applications in connection with the satisfaction of the Completion Condition set out in Clause 3.3 and shall use its reasonable best efforts to ensure that all such information and documentation is true and accurate. Notwithstanding the foregoing, each Filing Party shall be solely responsible for making all notices, filings and applications it is required to make by Law to obtain the Taiwan Regulatory Approvals.

4.4.4
The Filing Party shall bear all filing fees in relation to the filings in connection with the Taiwan Regulatory Approvals (except that all filing fees in relation to the delisting and cancellation of HMI's status as a public company shall be borne by HMI). All costs, penalties and fines resulting from not (timely or correctly) filing, shall be borne by the Filing Party, except to the extent that failure to make such (timely or correct) filing is the result of the other Party not (timely) providing sufficient or accurate data to the Filing Party.

4.4.5
ASML shall use reasonable best efforts to provide all financial documentation in relation to the ASML Group as required by the relevant Governmental Authorities in connection with the Taiwan Regulatory Filings, including any audited financials as may be required. ASML shall bear the costs and expenses of producing such (audited) financial documentation in relation to the ASML Group.

4.4.6
HMI shall use reasonable best efforts to provide all financial documentation in relation to the HMI Group as required by the relevant Governmental Authorities in connection with the Taiwan Regulatory Filings, including such audited financials as may be required. HMI shall bear the costs and expenses of producing such (audited) financial documentation in relation to the HMI Group.

4.4.7
The Audit Committee of HMI has obtained a fairness opinion on the Transaction prior to the date of this Agreement and HMI will submit such fairness opinion to such Governmental Authorities if and as may be required in connection with the Taiwan Regulatory Filings.

4.4.8
ASML shall cause its Representatives to consult with the CBC and develop and agree upon a remittance timeline pursuant to which ASML shall be permitted to exchange foreign currency into an amount of NTD sufficient to pay such part of the Payment Fund as the CBC requires to be paid in NTD. As soon as reasonably practicable after obtaining shareholder approval at the EGM and obtaining approval from the Investment Commission, ASML shall or shall cause its Affiliates to start with the exchange of foreign currency into NTD in accordance with the remittance timeline agreed with the CBC. HMI shall provide all reasonable cooperation to ASML to facilitate such consultation with the CBC and the development of the remittance timeline.

4.5	CFIUS Filings and CFIUS Approval

4.5.1
As soon as practicable following the execution of this Agreement, the Parties shall use their reasonable best efforts to submit a draft joint voluntary notice (the "Draft CFIUS Filing") to CFIUS pursuant to 31 C.F.R. § 800.401(f) with regard to the Transaction.

4.5.2
As soon as practicable after the Parties submit the Draft CFIUS Filing to CFIUS, the Parties shall use their reasonable best efforts to submit a joint voluntary notice (the "CFIUS Filing") to CFIUS pursuant to 31 C.F.R. Part 800 with regard to the Transaction.

4.5.3	The Parties shall keep each other apprised of communications with, and requests for additional information from, CFIUS with respect to the Transaction.

4.5.4
ASML shall be responsible for, and shall take the lead in, any communication with any member agency of CFIUS in connection with the Draft CFIUS Filing and the CFIUS Filing, including prior to submission of the Draft CFIUS Filing; provided that HMI, in consultation with ASML, may respond to CFIUS and any of its member agencies in connection with requests from CFIUS for additional information from HMI in connection with the Draft CFIUS Filing or CFIUS Filing.

4.5.5	The Parties shall use their reasonable best efforts to obtain CFIUS Approval as promptly as practicable; provided, further, that HMI shall use its best efforts to cooperate with ASML in pursuing any reasonable course of action that ASML, in good faith, believes to be optimal for purposes of obtaining CFIUS Approval.

4.5.6
ASML shall be willing to enter into such reasonable assurances or agreements requested or required by CFIUS or the President of the United States to obtain CFIUS Approval, provided however that ASML shall not be required to accept any mitigation that limits its ability to own, control and operate the HMI Business, limits its ability to integrate the HMI Business into the ASML Group at any point in the future, or that otherwise has a material adverse impact on the HMI Business.

4.5.7
If any Party receives any request from CFIUS for supplemental information with respect to the Draft CFIUS Filing or CFIUS Filing, the requested Party shall provide any such requested information (i) to CFIUS within three (3) Business Days of such request (unless an extension is approved in writing by CFIUS), and (ii) for requests made to HMI, HMI shall, to the extent possible, also provide a draft response to ASML for ASML's review and comment in advance of HMI’s response to CFIUS.

4.6	Cooperation to complete the Transaction
Subject to Clause 4.2.5, in the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Authority or any other Person challenging (any part of) the Transaction prior to Completion, each Party shall cooperate in all respects with the other Party and use its commercially reasonable efforts to defend, contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any Governmental Order, whether temporary, preliminary or permanent, that is in effect and that reasonably prohibits, prevents or restricts the consummation of the Transaction.

4.7	Satisfaction and waiver of Completion Conditions

4.7.1
Each of ASML and HMI, as the case may be, shall inform the other Party in writing within two (2) Business Days of becoming aware of (i) the satisfaction of any Completion Condition, or (ii) any circumstance that has resulted, or will result, in a failure to satisfy any Completion Condition, and shall provide due evidence of such satisfaction or failure to satisfy.

4.7.2	The Completion Conditions set out in Clauses 3.1, 3.2, 3.3, 3.4 and 3.10 may be waived only by written agreement between each of the Parties.

4.7.3	The Completion Conditions set out in Clauses 3.5, 3.7 and 3.8 may be waived only by ASML in writing to HMI.

4.7.4	The Completion Conditions set out in Clauses 3.6 and 3.9 may be waived only by HMI in writing to ASML.

5	ADJUSTMENT OF CONSIDERATION AND TERMINATION

5.1	General
This Agreement terminates immediately by the Parties' mutual written consent, by notice given by the Non-Defaulting Party in accordance with Clause 7.6 or by notice given by a Party to the other Party in accordance with this Clause 5.

5.2	Non-satisfaction of Completion Condition

5.2.1
Subject to Clause 5.2, if a Party (the "Non-Breaching Party") has informed the other Party (the "Breaching Party") in accordance with Clause 4.7.1 that a Completion Condition has not or will not be satisfied and includes in such Notice that such non-satisfaction is due to a material breach by the Breaching Party of any of its obligations, covenants and undertakings set out in this Agreement, such Breaching Party shall upon receipt of such Notice use reasonable best efforts, and the Non-Breaching Party shall reasonably cooperate with the Breaching Party, to satisfy the Completion Condition. If upon expiry of a period of 30 calendar days after the Notice from the Non-Breaching Party to the Breaching Party the relevant Completion Condition is not reasonably likely to be satisfied, the Non-Breaching Party may, at its sole discretion, in addition to and without prejudice to all other rights or remedies available under this Agreement or by Law, terminate this Agreement by Notice to the Breaching Party, provided the Non-Breaching Party may not give such termination Notice if it is in material breach of any of its obligations, covenants and undertakings set out in this Agreement.

5.2.2
If the Completion Condition set out in Clause 3.2 has not been satisfied, this Agreement may only be terminated upon the expiry of six (6) weeks of the date of the EGM and within such six (6) weeks period no ASML Tender Offer having been launched. During such six (6) weeks period, ASML may at its sole discretion decide to launch an ASML Tender Offer in accordance with Clause 6.5. If an ASML Tender Offer is launched, this Agreement will continue to be in force and effect until the completion or termination of such ASML Tender Offer.

5.3	Adjustment to Consideration

5.3.1
If ASML has informed HMI in accordance with Clause 4.7.1 that the Completion Condition set out in Clause 3.8 has not or will not be satisfied prior to the Completion Date, or a Governmental Authority prescribes that an adjustment to the Consideration shall be made, or an adjustment to the Consideration is necessary in order to obtain the relevant approvals from such Governmental Authority, then ASML and HMI may engage in good faith discussions to appropriately adjust the Consideration.

5.3.2
If Parties agree to an adjustment of the Consideration after the EGM in accordance with Clause 5.3.1, such adjustment may be approved by the Supervisory Board of ASML and the Audit Committee and Board of HMI without requiring the approval by HMI's shareholders.

5.3.3
If Parties do not agree to an adjustment of the Consideration after having engaged in good faith discussions, each Party shall have the rights and remedies available under this Agreement and by Law, including, where applicable, termination of this Agreement.

5.4	Long Stop Date
If any Completion Condition is not satisfied or waived ultimately by 31 March 2017 (the "Long Stop Date") or such later date as may be agreed between the Parties, each of the Parties may, at its sole discretion, in addition to and without prejudice to all other rights and remedies available under this Agreement and by Law, terminate this Agreement by notice to the other Party, provided that a Party may not give such termination notice if it is in material breach of its obligations, covenants and undertakings set out in this Agreement.

5.5	Claim for Losses
If termination of this Agreement in accordance with this Clause 5 is due to a material breach by a Party of its obligations, covenants and undertakings under this Agreement, such Party shall, upon termination of this Agreement by the other Party not in default, be liable to a claim by such other Party for Losses suffered by such other Party (including any of its Affiliates).

5.6	Survival
Clauses 1, 5, 10, 11 and 12 shall survive termination of this Agreement.

6	PRE-COMPLETION COVENANTS

6.1	Operation of HMI Group prior to Completion

6.1.1	HMI shall use its reasonable best efforts to procure that between Signing and Completion the relevant HMI Group Companies:

(a)	carry on their business activities (including capital spending and R&D spending) as a going concern in the ordinary course, substantially consistent with past practice; and

(b)
preserve their present business organisations, lines of business and their relationships with customers, suppliers and other third parties with which they have material business relations, in each case, substantially consistent with past practice.

6.1.2
HMI shall procure that between Signing and Completion the relevant HMI Group Companies, except as expressly contemplated by this Agreement or as required by applicable Law, do not, without the prior written consent of ASML:

(a)
make any changes to the share capital, business organisation, group structure and constituent documents of the HMI Group Companies other than pursuant to exercise of any Vested Company Option, buy-back of the Dissenting Shares or otherwise obligated by this Agreement;

(b)
except as have been approved in HMI's budgets for 2016 as included in the Disclosed Information, enter into any agreement or incur any commitment involving any capital expenditure in excess of EUR five million (5,000,000 euro) in aggregate;

(c)	except for borrowings incurred pursuant to Clause 2.6.4, incur any additional borrowings or incur any other material indebtedness other than in the ordinary course of business;

(d)	provide any loan to any Third Party or grant any guarantees or indemnities for the benefit of any Third Party, in each case other than in the ordinary course of business;

(e)
lock cash in deposits or any other investments which are reasonably expected to mature beyond the Completion Date and which cannot be cancelled without payment of additional costs (except for any minimal administrative charges and/or forfeit of accrued interest) or otherwise take such actions which will cause cash in the HMI Group not to be available for use upon Completion;

(f)
take any action to materially increase in any manner the compensation (wages, salary, bonuses or any other form of compensation) of any employee, except in the ordinary course of business substantially consistent with past practice;

(g)
issue new options, warrants, SARs or similar equity or equity-linked rights or cause the partial or complete acceleration of vesting of any outstanding options or SARs other than pursuant to the terms of the ESOP or the SAR Plans as disclosed in the Data Room;

(h)
enter into any employment arrangements with any employee or other Person that provide for severance or other benefits upon a (direct or indirect) change of control of any HMI Group Company other than for the purpose of performing the obligations under Clause 2.2;

(i)
make or declare any dividends or distributions to any HMI shareholder, or pay any dividend or distribution to any HMI shareholder, except for the dividend of NTD1.1 billion (1.1 billion NT dollars) approved at HMI's 2016 annual general meeting of shareholders held on 8 June 2016;

(j)	enter into any material agreement with any Related Person or any agreement that is not at arm's length;

(k)	permit material changes to inventory levels maintained by the HMI Group Companies, other than in the ordinary course of business substantially consistent with past practice;

(l)	permit material changes to payment terms agreed with suppliers and customers of the HMI Group Companies, other than in the ordinary course of business substantially consistent with past practice;

(m)	take any action to make any significant change in its method of accounting or audit practices, except as required by a change in Law, IFRS or GAAP;

(n)	transfer, assign, divest, license, encumber or otherwise dispose of any material Intellectual Property, or abandon, or permit to lapse of any such material Intellectual Property; or

(o)
enter into, or enter into any discussions in relation to, any alliance, joint venture, consortium, partnership or similar agreement with a Third Party including for the avoidance of doubt suppliers, customers and technology partners, but excluding ordinary course cooperation at an operational level that is not material to the HMI Business and not material in the context of the Transaction.

6.1.3	The Parties agree and acknowledge that:

(a)
in applying and enforcing this Clause 6.1, the Parties shall act vis-à-vis each other in accordance with the principles of reasonableness and fairness giving due consideration to all relevant circumstances; and

(b)
if circumstances require immediate action from a Party or any member of its group and such Party is not reasonably able to timely request the consent of the other Party or await a response from the other Party to such request, no such consent shall be required provided that the Party shall inform the other Party of any such situation as soon as reasonably practicable thereafter.

6.2	SARs and Options
Promptly following the execution of this Agreement, HMI shall adopt such resolutions and take all necessary actions, including using its reasonable best efforts to obtain any required consents from all holders of Vested Company Options and Unvested Company Options, that are necessary to effect the transactions described in Clause 2.2. ASML and its counsel shall be given a reasonable opportunity to review and comment on any such actions prior to the execution thereof and HMI shall give reasonable and good faith consideration to all reasonable comments of ASML and its counsel.

6.3	HMI Board determination

6.3.1	HMI confirms that the HMI Board has resolved to:

(a)	unanimously approve the Transaction and the terms and conditions of this Agreement; and

(b)	convene the EGM to approve the Transaction and this Agreement.

6.3.2	HMI agrees that the HMI Board may not revoke or alter its unanimous approval of the Transaction.

6.4	Non-solicitation regarding HMI

6.4.1
As of the Signing Date up to and including the Completion Date or, if shareholder approval is not obtained at the EGM and the Completion Condition set out in Clause 3.2 has consequently not been satisfied, up to and including the expiry of six (6) weeks after the EGM, HMI shall not, and shall ensure that each member of the HMI Group and each of their respective Representatives, including the members of the HMI Board, shall not, directly or indirectly, accept, agree to, solicit, encourage, facilitate, induce, participate in negotiations, cooperate or initiate discussions with respect to, furnish any confidential information to any Person with respect to itself or any of them in connection with, or approve or enter into any agreement, letter of intent, term sheet or similar understanding relating to, any HMI Alternative Transaction.

6.4.2
An "HMI Alternative Transaction" means, with respect to HMI and/or any member of the HMI Group, any transaction, proposal, offer, inquiry, indication of interest or other understanding with any Third Party relating to:

(a)
any acquisition, lease, license, purchase, assignment or other transfer, directly or indirectly, in a single transaction or a series of related transactions, of any material part of the undertaking, business or assets of the HMI Group taken as a whole;

(b)
any convertible debt, equity, equity-linked or other securities, including any acquisition or purchase whether by subscription for new securities or of existing securities, and in each case including any or all of the Shares; or

(c)
any merger, consolidation, share exchange, share swap, tender or exchange offer (including a self-tender offer), business combination, sale of all or material part of the assets, reorganisation, amalgamation, scheme of arrangement, spin-off, material business transfer or other similar non-ordinary course corporate transactions involving HMI.

6.4.3
If a Third Party has communicated an HMI Alternative Proposal to HMI in writing, HMI shall notify ASML promptly (and in any event within twenty-four (24) hours from receipt by HMI) thereof. ASML and HMI shall discuss in good faith to agree on the appropriate response to such Third Party.

6.5	Option to launch ASML Tender Offer

6.5.1
In the event that (a) shareholder approval has not been obtained at the EGM and the Completion Condition set out in Clause 3.2 has consequently not been satisfied or (b) at any time prior to the EGM an HMI Alternative Transaction is announced, ASML may, in its sole judgment and discretion, decide to launch a tender offer for all Shares for a price per share equal to the Consideration within a period of six (6) weeks as of the date of the EGM or the date such HMI Alternative Transaction described above is announced, as applicable (such tender offer, an "ASML Tender Offer"). The ASML Tender Offer shall be subject to a minimum acceptance threshold which shall not be higher than the percentage of Shares held by the shareholders who have entered into Irrevocable Undertakings (which at the date of this Agreement is approximately 48.59%). The ASML Tender Offer shall furthermore be subject to obtaining the required consents and approvals from the relevant Governmental Authorities and the condition that no Material Adverse Effect on the HMI Group has or will occur.

6.5.2
This Agreement shall not apply to any tender offer which ASML may decide to launch after the expiry of the period of six (6) weeks as of the date of the EGM or the date that an HMI Alternative Transaction is announced as described in Clause 6.5.1, as applicable.

6.5.3
ASML shall immediately inform HMI if it decides to launch an ASML Tender Offer in accordance with Clause 6.5.1. If ASML decides to launch an ASML Tender Offer, the HMI Board will support and unanimously recommend to the shareholders to tender their Shares in the ASML Tender Offer.

6.5.4	In the event any ASML Tender Offer successfully closes, HMI shall

(i) subject to the fiduciaries duties of the HMI board of directors, and provided that Clause 8.2 shall apply from and after the closing of such ASML Tender Offer and survive any termination of this Agreement, support any subsequent transactions or restructuring measures as may be necessary or appropriate to achieve ownership by ASML of all the issued and outstanding shares in the share capital of HMI at the same per share price equal to the Consideration and subsequent delisting of HMI from the TPEx and (ii) do any and all acts that are reasonably requested by ASML to convene a shareholders meeting of HMI for a re-election of the entire board of directors of HMI.

6.6	Access to information

Subject to the terms of the Confidentiality Agreements and applicable Law, during the period from the Signing Date to the earlier of the Completion Date and the date on which this Agreement is terminated, HMI shall furnish, or cause to be furnished, to ASML such financial, tax and operating data and other information with respect to its entities and their respective offices, facilities, assets, properties, employees, businesses, and operations and shall provide, or cause to be provided, access to properties and management, as ASML may from time to time reasonably request for purposes of any preparations in connection with the HMI Group becoming wholly owned after Completion or to verify compliance with the terms and conditions set forth in this Agreement. Notwithstanding the foregoing, HMI or its Affiliates shall not be required to disclose information where such disclosure would jeopardise attorney-client privilege or other immunity or protection from disclosure or contravene any Law or any binding agreement entered into prior to the Signing Date.

6.7	Arrangements with key management team members
HMI will use reasonable efforts to make its key management team members available to discuss and negotiate mutually acceptable retention agreements with ASML.

6.8	ASML employee consultation
Prior to Completion, ASML shall fulfil its obligation to provide information to the works council of ASML Nederland B.V. with respect to the Transaction in accordance with the agreement concluded between ASML, ASML Nederland B.V. and the works council of ASML Nederland B.V. on 21 August 2014.

7	COMPLETION

7.1	Completion Date and time
Completion shall take place at 10:00a.m. Taiwan time, as soon as practicable but in no event later than five (5) Business Days following (i) the satisfaction or, to the extent permitted by applicable Law, waiver of the Completion Conditions (other than those Completion Conditions that by their terms are to be satisfied at Completion, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those Completion Conditions at Completion) and (ii) completion of the remittance timeline agreed with the CBC for the foreign exchange transactions necessary to convert euro or other foreign currency into NTD for payment of the Payment Fund, unless another date is agreed to in writing by ASML and HMI.

7.2	Payment

7.2.1	At or prior to the Completion Date, ASML shall deliver or cause to be delivered to HMI's stock agent, or, at ASML's sole discretion, to another stock agent designated by ASML (the "Stock Agent"), in trust for the benefit of the shareholders of HMI, cash in an amount sufficient to pay the aggregate Consideration (the "Payment Fund"). The Payment Fund shall not be used for any purpose other than to pay the Consideration per Share to the shareholders of HMI in accordance with this Agreement. ASML shall pay all charges and expenses, including those of the Stock Agent, incurred in connection with the payment of the Consideration.

7.2.2
As soon as reasonably practicable on or after the Completion Date, ASML shall cause the Stock Agent to pay the Consideration to each holder of record of Shares represented by book-entry that, immediately prior to the Completion Date, represented outstanding Shares that were converted into the right to receive the Consideration. After paying the Consideration pursuant to this Clause 7.2.2, the Stock Agent shall apply with the Taiwan Depository & Clearing Corporation to transfer the Shares to the name of ASML or, if ASML has designated a wholly-owned Subsidiary in accordance with Clause 2.3.1, the Purchaser. The Consideration shall be paid to the Person whose name is registered as the holder of the Shares.

7.2.3
Any portion of the Payment Fund (and any interest or other income earned thereon) that remains undistributed to the holders of Shares (other than Dissenting Shares) one year after the Completion Date shall be delivered to ASML or the Purchaser upon demand, and any holders of Shares (other than Dissenting Shares) who have not received the Consideration for any Share held by them immediately prior to the Completion Date, shall after the expiry of one year after the Completion Date look only to ASML, as general creditor, for payment of the Consideration with respect to such Shares, without interest. In the event that the Payment Fund is insufficient to make the payments contemplated by this Agreement, ASML shall, or shall cause its designated Subsidiary to, promptly deposit additional funds with the Stock Agent in an amount which is equal to the deficiency in the amount required to make such payment. The Payment Fund will not be used for any purpose not expressly provided for in this Agreement.

7.3	Right of withholding
ASML or its designated Subsidiary shall be entitled to deduct and withhold from the Consideration otherwise payable to any holder of the Shares pursuant to this Agreement such amounts as may be required to be deducted and withheld pursuant to applicable Law. To the extent that amounts are so withheld and paid over to the appropriate Tax Authority by ASML (through the Stock Agent), such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. The Stock Agent shall make available, upon request by any seller of Shares, all receipts of payment of the foregoing amounts withheld and treated as having been paid to such seller.

7.4	Certificates

7.4.1
At Completion, ASML shall deliver a certificate to HMI signed by an authorised officer of ASML and dated as of the Completion Date, confirming that each of the Completion Conditions set out in Clause 3.6 and 3.9 has been satisfied (unless such Completion Condition has been waived by HMI).

7.4.2
At Completion, HMI shall deliver a certificate to ASML signed by an authorised officer or HMI and dated as of the Completion Date, confirming that each of the Completion Conditions set out in Clauses 3.5, 3.7 and 3.8 have been satisfied (except for those Completion Conditions which may have been waived by ASML).

7.5	Effect of Completion

7.5.1	The Transaction shall have the effects set forth in this Agreement and in the relevant provisions of applicable Law.

7.5.2
Upon Completion, the directors of HMI shall be discharged and replaced by the following Persons for a new term of office: Peter Wennink, Wolfgang Nickl, Christophe Fouquet and Jack Jau. The responsibility of the HMI board after Completion shall include the following, among others:

(a)	appointing the management team;

(b)	approving the business plan of HMI;

(c)	approving remuneration packages of the key employees;

(d)	approving the annual budget of HMI.

7.5.3	Upon Completion, a person designated by ASML will be appointed as supervisor of HMI.

7.6	Breach of Completion obligations
If a Party breaches any obligation under this Clause 7 (such Party, the "Defaulting Party" and the other Party, the "Non-Defaulting Party"), the Non-Defaulting Party may choose not to proceed with Completion and set a new date for Completion, subject to the TPEx approving such new date as the delisting date. If on the new date set for Completion in accordance with this Clause 7.6, the Defaulting Party breaches any of its obligations under this Clause 7, the Non-Defaulting Party shall, without prejudice to any other rights and remedies available to it, be entitled by written notice served on the Defaulting Party to terminate this Agreement.

8	POST-COMPLETION ITEMS

8.1	Post-Completion organisation plan

Schedule 6 (Post-Completion organisation plan) contains a number of post-Completion matters relating to the HMI Group.

8.2	D&O insurance and indemnity

8.2.1
Subject to Completion and Clause 8.2.2, and to the extent permitted by Law, ASML shall cause the HMI Group Companies to indemnify, defend and hold harmless each person who is now, or has been at any time prior to the Signing Date or who becomes prior to the Completion Date, an officer, supervisor or director of any of the HMI Group Companies (the "D&O Indemnified Parties") against any and all Liabilities incurred by the D&O Indemnified Party as a result of any threatened or actual claim, action, suit, proceeding or investigation (the "Action"), brought by any party other than any HMI Group Company or any ASML Group Company in connection with the fact that he or she has acted as an officer, supervisor or director of any of the HMI Group Companies at any time prior to Completion. This indemnity shall lapse after a period of six (6) years from the Completion Date.

8.2.2
The D&O Indemnified Party will not be indemnified under the indemnity set out in Clause 8.2.1 with respect to Actions that relate to the gaining in fact of personal profits, advantages or remuneration to which the D&O Indemnified Party was not legally entitled, or if the D&O Indemnified Party shall have been adjudged to be liable for fraud, wilful misconduct, gross negligence or intentional recklessness in respect of the Action for which the D&O Indemnified Party is seeking indemnification. The indemnity set out in Clause 8.2.1 shall have no force and effect if and for as long as any Liability is recoverable under any insurance policy, including but not limited to the current directors' and officers' liability insurance policies maintained by the HMI Group.

8.2.3
ASML shall cause the HMI Group to obtain a "tail" policy, with a claims period of six (6) years from the Completion Date, on the current directors' and officers' liability insurance policies maintained by the HMI Group covering acts or omissions occurring at or prior to the Completion Date with respect to those persons who are currently (and any additional persons who prior to the Completion Date become) covered by such directors' and officers' liability insurance policy on terms and scope with respect to such coverage, and in amount, not less favorable to such individuals than those of such policy in effect on the date of this Agreement. If ASML for any reason fails to cause the HMI Group to obtain such "tail" policy as of the Completion Date, then ASML shall cause the HMI Group to maintain for six (6) years from the Completion Date such current directors' and officers' liability insurance policies maintained by the HMI Group (provided, that the HMI Group may substitute therefor policies, issued by an insurer carrier with the same or better credit rating as the current insurance carrier, of at least the same coverage with respect to matters occurring prior to the Completion Date containing terms and conditions that are not less favorable in the aggregate, including a "tail" policy).

9	WARRANTIES

9.1	ASML Warranties

9.1.1
ASML represents and warrants to HMI that the statements set out in Schedule 4 (ASML Warranties) (the "ASML Warranties") are true and accurate in all material respects (except for such ASML Warranties that contain an express materiality qualification, which shall be true and accurate in all respects) as at the Signing Date and as at Completion, unless expressly made as of a specified date, then only as of such specified date.

9.2	HMI Warranties

9.2.1
HMI represents and warrants to ASML that the statements set out in Schedule 5 (HMI Warranties) (the "HMI Warranties") are true and accurate in all material respects (except for such HMI Warranties that contain an express materiality qualification, which shall be true and accurate in all respects) as at the Signing Date and as at Completion, unless expressly made as of a specified date, then only as of such specified date.

9.2.2
The HMI Warranties are limited by the HMI Disclosed Information. HMI shall not be liable for any HMI Warranties being untrue or inaccurate in respect of any facts, matters or other information set out in the HMI Disclosed Information. In case of any facts, matters or other information arising or discovered after the Signing Date which are reasonably expected to be important for a prospective purchaser of the Shares to know, HMI shall promptly disclose such facts, matters or other information to ASML. The HMI Disclosed Information will be deemed to be updated to include such facts, matters or other information disclosed to ASML by HMI, except that the HMI Disclosed Information shall not be deemed updated in respect of the HMI Warranty set out in Paragraph 17 of Schedule 5 (HMI Warranties). Any disclosure by HMI after the Signing Date will not affect ASML's right to terminate this Agreement in accordance with its terms in case such disclosure relates to facts, matters or other information which constitute or will constitute (i) a material breach of the HMI Warranty set out in Paragraph 17 of Schedule 5 (HMI Warranties) or (ii) a Material Adverse Effect on the HMI Group.

9.3	Expiry of warranties
Each of the ASML Warranties and the HMI Warranties will expire immediately after Completion and each of ASML and HMI shall no longer be liable for any breaches of any ASML Warranties and HMI Warranties respectively.

10	CONFIDENTIALITY

10.1	Announcements

10.1.1
No public announcement, circular or other public communication in connection with the existence or the subject matter of this Agreement or the Transaction shall be made or issued by or on behalf of any Party or its respective Affiliates, without the prior written approval of ASML (in case of any public announcements, circulars or other public communications by HMI or its Affiliates) or HMI (in case of any public announcement, circular or other public communication by ASML or its Affiliates), which approval shall not be unreasonably or untimely withheld to the extent the communication is required pursuant to applicable Law, or the rules of any officially recognised exchange on which the securities of a Party or any of its Affiliates are listed, or a binding decision of a court or another Governmental Authority.

10.1.2
Immediately after Signing, the Parties shall jointly announce that they have reached agreement on the Transaction by way of a press release in the form as included in Schedule 8 (Announcement) (the "Announcement"). In addition, HMI shall make such disclosure through the website designated by the TPEx in the form required by the TPEx.

10.1.3
ASML and HMI shall agree on the contents and the timing of any separate or joint press release or disclosure to be issued other than the Announcement, including any press release or disclosure in respect of Completion.

10.2	Confidentiality undertaking

10.2.1	Each of the Confidentiality Agreements shall continue to have force and effect up to Completion in accordance with its terms and upon Completion shall terminate and no longer have any force or effect.

10.2.2
Without prejudice to the terms and conditions of the Confidentiality Agreements and subject to Clause 10.1 and Clause 10.2.3, each of the Parties shall, and shall procure its Affiliates to, treat as strictly confidential and not disclose any information contained in or received or obtained as a result of entering into this Agreement or any agreement entered into in connection with this Transaction which relates to:

(a)	the provisions of this Agreement or any agreement entered into in connection with this Transaction;

(b)	the negotiations relating to this Agreement or any such other agreement; or

(c)	ASML, HMI or the business activities carried on by them or any of their respective Affiliates,
(the "Confidential Information").
All Confidential Information shall be used by the Parties solely for the purpose of evaluating, negotiating and consummating the Transaction and for no other purpose or reason whatsoever.

10.2.3	Nothing in this Clause 10 prevents any Confidential Information of a Party or any of its Affiliates from being disclosed by the other Party or any of its Affiliates (the "Disclosing Party"):

(a)	in accordance with this Agreement;

(b)	with the written approval of the other Party which, in the case of any public announcement, shall not be unreasonably withheld or delayed;

(c)
to the extent required by Law or any competent regulatory body, provided, however, that the Disclosing Party shall promptly notify the other Party, where practicable and lawful to do so, before disclosure occurs and cooperate with the other Party regarding the timing and content of such disclosure or any action which the other Party may reasonably elect to take to challenge the validity of such requirement;

(d)	to the extent that the information is in or comes into the public domain other than as a result of a breach of any undertaking or duty of confidentiality by the Disclosing Party; or

(e)
to either Party's professional advisers, auditors or bankers on a need to know basis. However, before any disclosure to any such persons, the Disclosing Party shall procure that such persons are made aware of the terms of this Clause 10 and shall use its best endeavours to procure that such persons adhere to such terms.

11	MISCELLANEOUS

11.1	Further assurances
Each Party shall at its own costs and expenses from time to time execute and procure to be executed such documents and perform and procure to be performed such acts and things as may be reasonably required by each of them to effect the Transaction and to give the Parties the full benefit of this Agreement.

11.2	Entire agreement
This Agreement together with Confidentiality Agreements contains the entire agreement between the Parties relating to the subject matter of this Agreement, to the exclusion of any terms implied by Law which may be excluded by contract, and supersedes any previous written or oral agreement between ASML and HMI in relation to the matters dealt with in this Agreement.

11.3	Assignment
No Party may, without the prior written consent of the other Party, assign, transfer or encumber (in each case either in its entirety or in part) any of its rights and obligations under this Agreement, provided that ASML may transfer its right to acquire the Shares to a wholly owned Subsidiary in accordance with Clause 2.3.1.

11.4	Invalidity
If any provision in this Agreement is held to be or becomes illegal, invalid, not binding or unenforceable (in each case either in its entirety or in part), the Parties shall remain bound to the remaining part. The Parties shall use reasonable efforts to agree a replacement provision that is legal, valid, binding and enforceable to achieve so far as possible the intended effect of the illegal, invalid, not binding or unenforceable part.

11.5	Counterparts
This Agreement may be signed in one or more counterparts, each of which shall constitute an original signature page to this Agreement. This Agreement may be executed by facsimile signature or electronically scanned signature and such signatures shall constitute an original for all purposes.

11.6	Waiver
This Agreement may not be amended, nor any obligation waived, except in writing and signed by all Parties hereto. Any failure to enforce any provision of this Agreement shall not constitute a waiver thereof or of any other provision.

11.7	Amendment
No amendment of this Agreement shall be effective unless such amendment is in writing and signed by or on behalf of each Party.

11.8	Third party rights
This Agreement contains no stipulations for the benefit of a third party which may be invoked by a third party against any Party.

11.9	No rescission
To the extent permitted by Law, each Party waives its right to rescind this Agreement, in whole or in part.

11.10	Method of payment

11.10.1
Wherever in this Agreement it is provided that HMI provide or procure a payment to ASML, HMI shall arrange that this payment will be made by HMI for itself and on behalf of the relevant member of HMI Group to ASML for itself and on behalf of the relevant member of ASML Group.

11.10.2
Wherever in this Agreement it is provided that ASML provide or procure a payment to HMI, ASML shall arrange that this payment will be made by ASML for itself and on behalf of the relevant member of ASML Group to HMI for itself and on behalf of the relevant member of HMI Group.

11.10.3
Any payments must be effected by crediting for same day value the account specified by HMI or ASML, as the case may be, on behalf of the Party entitled to the payment (reasonably in advance and in sufficient detail to enable payment by telegraphic or other electronic means to be effected) on or before the due date for payment.

11.11	Costs
Unless this Agreement provides otherwise, all costs which a Party has incurred or must incur in preparing, concluding or performing this Agreement are for its own account.

11.12	Interest
If any Party defaults in the payment when due of any amount payable under this Agreement, the liability of that Party will be increased to include interest on the amount from the date when the payment is due until the date of actual payment (as well after as before judgment) at the Interest Rate.

11.13	Notices

11.13.1
Any notice, request, consent, claim, demand and other communication between the Parties in connection with this Agreement (a "Notice") shall be in writing and shall be given and shall be deemed to have been duly given if written in the English language and:

(a)	delivered personally (Notice deemed given upon receipt);

(b)	delivered by registered post (Notice deemed given upon confirmation of receipt); or

(c)	sent by an internationally recognised overnight courier service such as Federal Express (Notice deemed given upon receipt), in each case with a copy by email, which copy shall not constitute a Notice.

11.13.2	All Notices shall be sent at the address set out below, or to such other Person or address as notified to the other Party from time to time.

(a)	If to ASML:

Address:	ASML Holding N.V. De Run 6501 5504 DR Veldhoven
The Netherlands

Attention:	Chief Legal Officer

E-mail:	robert.roelofs@asml.com

With a copy to:	De Brauw Blackstone Westbroek N.V. Claude Debussylaan 80 1082 MD Amsterdam The Netherlands

Telephone:	(+31) 20 577 1958

Email:	michael.schouten@debrauw.com

Attn:	Michael Schouten

(b)	If to HMI:

Address:	Hermes Microvision, Inc.
7F, No.18, Puding Road, East Dist.,
Hsinchu City 300, Taiwan (R.O.C.)

Attention:	Chief Financial Officer

E-mail:	leo.shen@hermes-microvision.com

With a copy to:	Jones Day 8F, 2 Tun Hua S. Rd., Sec. 2 Taipei 106, Taiwan, the Republic of China

Telephone:	+886-2-7712-3201

Email:	jhuang@jonesday.com

Attn:	Jack J.T. Huang

12	GOVERNING LAW AND DISPUTE RESOLUTION

12.1	Governing law
This Agreement (including Clause 12.2) and the documents to be entered into pursuant to it, save as expressly otherwise provided therein, shall be governed by and construed in accordance with the Laws of the Republic of China (Taiwan).

12.2	Dispute resolution

12.2.1
Any dispute arising out of, or in connection with, this Agreement or other agreements and arrangements connected to or resulting from this Agreement, shall be submitted to the Chief Executive Officer of ASML and the Chairman of HMI to be settled and resolved by them within fifteen (15) Business Days of the matter being referred to them, following and upon the written request of either of the Parties.

12.2.2
If the dispute cannot be resolved in accordance with Clause 12.2.1, then, at the election of any party to the dispute, the dispute shall be finally and exclusively settled by arbitration administered by the Singapore International Arbitration Centre in

accordance with its arbitration rules in force when the request for arbitration is submitted and taking into account the following:

(a)	the arbitral tribunal shall be composed of three (3) arbitrators, each of them to be nominated, confirmed and appointed in accordance with the applicable arbitration rules;

(b)	the place of the arbitration will be Singapore, Republic of Singapore;

(c)	any hearings shall take place in Taipei, the Republic of China (Taiwan), but the arbitral tribunal may conduct meetings and may deliberate at any location it considers appropriate;

(d)	the proceedings shall be conducted in the English language, and English shall be the language of the arbitration;

(e)
the arbitral tribunal shall decide and make its arbitral award or awards in accordance with the applicable rules of law, and. shall not assume the powers of an amiable compositeur or decide ex aequo et bono;

(f)	an arbitration pursuant to this Clause 12.2 shall not be consolidated with any other arbitration, except for another arbitration pursuant to this Clause 12.2; and

(g)
any dispute and the existence and content of any arbitral proceedings under this Clause 12.2 must be kept strictly confidential by the Parties, the members of the arbitral tribunal and the Singapore International Arbitration Centre, and no publication of any arbitral award, any other decision of the arbitral tribunal or any materials produced or exchanged in the course of such arbitral proceedings is permitted, except (i) to the extent that disclosure or publication is required to fulfil a legal duty, protect a legal right, or enforce or challenge an arbitral award in legal proceedings before a court or other judicial authority; (ii) with the written consent of the Parties; (iii) where required for the preparation or presentation of a claim or defence in arbitral proceedings under this Clause 12.2; (iv) by order of the arbitral tribunal at the request of a Party; or (v) to the extent required pursuant to the law or the rules of any officially recognised stock exchange on which the securities of a Party are listed.

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AGREED AND SIGNED AS OF THE DATE FIRST WRITTEN ABOVE BY:

ASML Holding N.V.

/s/ Peter Wennink	/s/ Wolfgang Nick
Name: Peter Wennink	Name: Wolfgang Nick
Title: Chief Executive Officer	Title: Chief Financial Officer

Hermes Microvision, Inc.

/s/ 金榮 許
Name: Chin-Yung Shu
Title: Chairman

Signature page to Share Swap Agreement

Schedule 1	Definitions and interpretation

1	Definitions
Capitalised terms, including those used in the introduction and preamble of this Agreement, have the following meaning:

"Accounts Date" means 31 December 2015;
"Affiliate" means, with respect to any Person, any corporation, partnership, or other business or legal entity that, directly or indirectly, controls, is controlled by, or is under common control with such Person. The term "control" means, for purposes of this definition, the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of an entity, whether through the ownership of voting securities or by contract. Control will be presumed if one entity owns, either of record or beneficially, fifty percent (50%) or more of the capital stock or share capital entitled to vote for the election of directors of the entity or fifty percent (50%) or more of equity or voting interest of the entity;

"Agreement" means this share swap agreement including the Schedules;
"Announcement" has the meaning set out in Clause 10.1.2;
"Appraisal" has the meaning set out in Clause 2.6.1;
"ASML" has the meaning set out in the preamble of this Agreement;
"ASML Group" or "ASML Group Companies" means ASML and its Subsidiaries, excluding, from and after Completion, the HMI Group and "ASML Group Company" means any one of them or the relevant one of them, as the context requires;

"ASML Tender Offer" has the meaning set out in Clause 6.5.1;
"ASML Warranties" has the meaning set out in Clause 9.1.1, and "ASML Warranty" means any one of them or the relevant one of them, as the context requires;
"Business Day" means a day, which is not a Saturday, a Sunday, a public holiday or any other day on which banks are required or authorised by Law to be closed in Taiwan or the Netherlands;
"CBC" means the Central Bank of the Republic of China (Taiwan);
"CFIUS" has the meaning set out in Clause 3.4(a);
"CFIUS Approval" has the meaning set out in Clause 3.4;
"CFIUS Filing" has the meaning set out in Clause 4.5.2;
"Completion" means, subject to the satisfactory performance and completion of all actions set out in Clause 7, the completion of the Transaction, including the acquisition of the Shares by ASML or its designated Subsidiary;

"Competition Authorities" means the competition authorities in the countries as set out in Schedule 2 (Merger Clearance Filings), and "Competition Authority" means any one of them or the relevant one of them, as the context requires;

"Completion Conditions" means the conditions set out in Clause 3, and "Completion Condition" means any one of them or the relevant one of them, as the context requires;
"Completion Date" means, subject to the satisfactory performance and completion of all actions set out in Clause 7, the date on which Completion commences;
"Confidential Information" has the meaning set out in Clause 10.2.2;

"Confidentiality Agreements" means (i) the Confidentiality Agreement between ASML, HMI and Hermes-Epitek Corporation dated 29 April 2016 and (ii) the Mutual Non-disclosure Agreement between ASML and Hermes-Epitek Corporation dated 21 January 2016;

"Consideration" has the meaning set out in Clause 2.1.1;
"Consolidated Financial Statements" means the audited consolidated financial statements of the HMI Group for the twelve (12) month period ended on the Accounts Date, and the quarterly unaudited consolidated financial statements of the HMI Group for the period ended on 31 March 2016, in each case including consolidated balance sheet, consolidated statement of comprehensive income, consolidated statement of changes in equity, consolidated statement of cash flows and notes thereto as made public by HMI;

"Data Room" means the virtual data room hosted by Intralinks containing the documents and information relating to the HMI Group;
"Defaulting Party" has the meaning set out in Clause 7.2;
"Deferred Cash Bonus Plan" means the employee incentive plan of HMI USA, dated 2005;
"Deferred Cash Bonus Unit" means (i) the right to acquire one or more shares in HMI USA and sell such shares to an Affiliate of HEC and/or (ii) a share in HMI USA acquired pursuant to the Deferred Cash Bonus Plan and legally owned by an employee of HMI USA;

"Disclosing Party" has the meaning set out in Clause 10.2.3;
"Dissenting Shareholder" has the meaning set out in Clause 2.6.1;
"Dissenting Shares" has the meaning set out in Clause 2.6.1;
"Draft CFIUS Filing" has the meaning set out in Clause 4.5.1 and is together with "CFIUS Filing" defined as "CFIUS Filings";
"E-Beam and Inspection Solutions" means electron beam systems (including parts, materials, designs and software used therewith or integrated therein) used in connection with, and processes and methods for, substrate inspection in the semiconductor industry, including the eScan, eP and eXplore series of the HMI Group;

"EGM" has the meaning set out in Clause 4.3.1;
"Encumbrance" means any claim, charge, pledge, mortgage, lien, option, equity, power of sale, hypothecation, retention of title, right of pre-emption, right of first refusal or other third party rights or security interest of any kind or an agreement to create any of the foregoing;

"ESOP" means the HMI — 2015, 1st Employee Stock Option Issuance and Subscription Plan;
"EUR" means the official currency of the Netherlands as at the Signing Date, it being understood, however, that if such currency is no longer the official currency of the Netherlands at the date on which an amount becomes due and payable under or otherwise in connection with this agreement, "EUR" will be deemed to refer to its equivalent in the official currency of the Netherlands at such date;

"Event" means any transaction, act, omission or event of whatsoever nature and includes any change in the residence of any person for the purposes of any Taxation, and references to an Event effected prior to the Completion Date, includes (i) references to a transaction completed after the Completion Date in pursuance of a legally binding obligation or an arrangement, in either case whether or not conditional, incurred or entered into prior to the Completion Date, and (ii) any Event that is deemed to have occurred for Tax purposes;

"Filing Party" has the meaning set out in Clause 4.4.1;
"GDS Agent" has the meaning set out in Clause 2.1.3;
"Governmental Authority" means, to the extent it has jurisdiction in respect of the relevant matter stated in this Agreement, any judicial, legislative, executive, regulatory or competition authority or any other governmental authority, of any jurisdiction, including of the European Union;

"Governmental Order" means any final and non-appealable order, writ, judgment, injunction, decree, declaration, stipulation, determination or award entered by or with any Governmental Authority;
"HMI" has the meaning set out in the preamble of this Agreement;
"HMI Alternative Transaction" has the meaning set out in Clause 6.4.2;
"HMI Board" means the board of directors of HMI;
"HMI Business" means the entire worldwide substrate inspection business as conducted as at the Signing Date by the HMI Group Companies, including all processes currently employed or under development and products currently manufactured, sold or under development therein, including E-Beam and Inspection Solutions;

"HMI Disclosed Information" means the documents and information relating to the HMI Group disclosed in the Data Room;
"HMI Group" or "HMI Group Companies" means HMI and its Subsidiaries from time to time, and "HMI Group Company" means any one of them or the relevant one of them, as the context requires;
"HMI Intellectual Property" means Intellectual Property which at or immediately prior to the Signing Date and/or the Completion Date is used or to be used in relation to the HMI Business, including the Intellectual Property listed in a schedule included in the HMI Disclosed Information and all other Intellectual Property owned by any HMI Group Company;

"HMI USA" means Hermes Microvision Inc. (USA);
"HMI Warranties" has the meaning set out in Clause 9.2, and "HMI Warranty" means any one of them or the relevant one of them, as the context requires;
"Irrevocable Undertakings" has the meaning set out in recital (D);
"Intellectual Property" means trademarks, service marks, trade names, domain names, logos, patents, inventions, design rights, copyrights, semi-conductor topography rights, database rights, Know-how and all other similar rights in any part of the world including, where such rights are obtained or enhanced by registration, any registration of such rights and applications and rights to apply for such registrations;

"Investment Agreement" has the meaning set out in recital (D);

"Know-how" means confidential and proprietary industrial and commercial information and techniques in any form including drawings, formulas, test results, reports, project reports and testing procedures, instruction and training manuals, tables of operating conditions, market forecasts, lists and particulars of customers and suppliers;

"Knowledge" means:
(a) with respect to HMI, the actual knowledge of (i) Jack Ying Chia Jau, (ii) Yi-Hsiang Wang, (iii) Chung-Shih Pan, (iv) Zhong-Wei Chen, (v) Leo Hsiao-Lien Shen, (vi) Kuo Shih (Kevin) Liu and (vii) Wei Ming Ren, after reasonable inquiry of his or her immediate subordinate;
(b) with respect to ASML, the actual knowledge of Wolfgang Nickl and Robert Roelofs, after reasonable inquiry of his or her immediate subordinate;

"Law" means any applicable statute, law, treaty, ordinance, order, rule, directive, regulation, code, executive order, injunction, judgement, decree or other requirement of any Governmental Authority;
"Liabilities" means all liabilities, duties and obligations of every description, whether deriving from contract, common law, Law or otherwise, whether known or unknown, present or future, actual or contingent, ascertained or unascertained, disputed or undisputed and whether owed or incurred severally or jointly or as principal or surety, and "Liability" means any one of them or the relevant one of them, as the context requires;

"Long Stop Date" has the meaning set out in Clause 5;
"Losses" means all damage, losses, Liabilities, claims, charges, payments, fines, demands and related reasonable costs and expenses (including reasonable legal costs and reasonable experts' and consultants' fees) as determined pursuant to and in accordance with the Laws of the Republic of China (Taiwan);

"Luxembourg GDSs" has the meaning set out in Clause 2.1.3;
"M&A Act" has the meaning set out in recital (A);

"Material Adverse Effect" means any change, effect, event, occurrence, state of facts or development that is either alone or in any combination that exist at the date of determination of the occurrence of a Material Adverse Effect, materially adverse to the HMI Business or the business of the ASML Group, as the case may be, or the cash flow, results of operations, financial condition, assets or reputation, of the HMI Group or the ASML Group, as the case may be, and in each case taken as a whole, provided that in no event shall any of the following be taken into account in determining whether there has been such a Material Adverse Effect:
(a) any change in Law or accounting standards or interpretations or enforcement thereof after the date of this Agreement;
(b) any change in economic, business or political conditions or industry-wide or financial market conditions generally (including those affecting the securities markets or changes in interest rates or exchange rates), except to the extent if such change has a materially disproportionate effect on the relevant group of companies, taken as a whole, in comparison to other companies in the same industry;
(c) any acts of terrorism, major armed hostilities or war;
(d) any major natural disasters;
(e) any action required to be taken in connection with this Agreement or the failure to take any action that is expressly prohibited by this Agreement;

(f) with respect to HMI Group only, the buy-back of any Dissenting Shares;

(g) any change directly attributable to the public announcement of the Transaction or this Agreement; and

provided, further, that with respect to "reputation", only to the extent and only after (i) indictment of a senior management for fraud or any other felony offenses involving dishonesty or (ii) initiation of any charge or proceeding or issuance of any order, decree, decision or judgment of any court or Governmental Authority against any HMI Group Company or any of their respective directors, officers or senior management relating to any integrity issues (such as fraud, corruption and money laundering), shall any such event be taken into account in determining Material Adverse Effect;

"Merger Clearance Filings" has the meaning set out in Clause 3.1;
"Non-Defaulting Party" has the meaning set out in Clause 7.2;
"Notice" has the meaning set out in Clause 11.13.1;
"NTD" means New Taiwan Dollars, the lawful currency of the Republic of China;
"Party" and "Parties" have the meaning set out in the preamble of this Agreement;
"Payment Fund" has the meaning set out in Clause 7.2.1;

"Permitted Encumbrances" means: (i) Encumbrances reflected in the Consolidated Financial Statements, (ii) Encumbrances for current Taxes, assessments not yet due and payable or that are being contested in good faith, (iii) statutory or common law Encumbrances in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies for amounts not yet due or payable, and other like Encumbrances, (iv) easements, reservations, rights-of-way, restrictions, minor defects or irregularities in title and other similar Encumbrances, in each case affecting real property, and (v) Encumbrances in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

"Person" means an individual, a company or corporation, a partnership, a limited liability company, a trust, an association, a foundation or other legal entity or unincorporated organisation, including a Governmental Authority;

"Private Placement" has the meaning set out in recital (D);
"Properties" has the meaning set out in Clause 5.1 of Schedule 5 (HMI Warranties);
"Purchaser" has the meaning set out in Clause 2.3.1;
"Related Person" means, with respect to any Person, such Person's Affiliates, the respective directors, officers, partners, members, trustees, employees, agents, administrators, managers and representatives of such Person and such Person's Affiliates and any family members of such Person and such Person's Affiliates;

"Relief" means any relief, allowance, attribute, amortisation, depreciation, credit, deduction, exemption, tax loss carry forward, set-off or other relief of a similar nature granted or available in relation to Tax and any repayment or right to repayment of Tax;

"Representative" means, with respect to any Person, such Person's officers, directors, principals, employees, bankers, attorneys, advisors, auditors, and agents;
"Restricted Party" means any person or entity that is (a) the subject of, or beneficially owned or controlled by a person or entity who is the subject of, Sanctions, (b) the government of a Sanctioned Country, (c) located in or organised under the laws of any Sanctioned Country, or (d) otherwise a target of Sanctions;

"Sanctioned Country" means a country or territory which is subject to Sanctions;
"Sanctions" means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (a) the United States government (b) the United Nations Security Council, (c) the European Union or (d) Her Majesty’s Treasury of the United Kingdom, or any other comparable regulation(s) applicable in any of the jurisdictions in which the businesses of the Seller or any of its Affiliates are carried on or in which any of its agents, customers or suppliers are operating or located for the purpose of doing business with the Seller or any of its Affiliates;

"SAR" means a stock appreciation right granted under either of the SAR Plans;
"SAR Plans" means (i) the HMI Employee Incentive Plan—2013, 1st Employee Stock Acquisition Rights Implementation Rules and (ii) HMI Employee Incentive Plan—2013, 2nd Employee Stock Acquisition Rights Implementation Rules;

"Section 721" has the meaning set out in Clause 3.4(a);
"Senior Employees" or "Senior Employee" has the meaning set out in Clause 10.1(b) of Schedule 5 (HMI Warranties);
"Shares" has the meaning set out in recital (A) of this Agreement;
"Signing" means the signing by the Parties of this Agreement;

"Signing Date" means the day on which the last of the Parties has signed this Agreement;
"Stock Agent" has the meaning set out in Clause 7.2.1;
"Subsidiary" means, with respect to any Person (other than a natural person) any other Person of which (a) the first mentioned Person or any Subsidiary thereof is a general partner, (b) the voting power to elect, directly or indirectly, a majority of the board or others performing similar functions with respect to such other Person is held by the first mentioned Person and/or by any one or more of its Subsidiaries, or (c) at least fifty per cent (50%) of the equity interests of such other Person is, directly or indirectly, owned by such first mentioned Person and/or by any one or more of its Subsidiaries;

"Taiwan IFRS" means International Financial Reporting Standards, as adopted in the Taiwan and as issued by the International Accounting Standards Board (or any successor organisation);
"Taiwan Regulatory Approvals" has the meaning set out in Clause 3.3;
"Taiwan Regulatory Filings" has the meaning set out in Clause 4.4.1;
"Tax", "Taxation" or, collectively, "Taxes" means:
(a) any and all forms of taxation whether direct or indirect and whether levied by reference to income, profits, gains, net wealth, net worth, equity, excise, import, asset values, turnover, gross receipts, added value, use and occupation, ad valorem, services, franchise, property, or other reference, and statutory, governmental, state, provincial, local governmental or municipal impositions, duties, contributions, rates and levies (including sales and use taxes, social security contributions and any other payroll taxes), whenever and wherever imposed (whether imposed by way of a withholding or deduction or otherwise) and in respect of any person;
(b) any liability for the payment of any form of taxation set out in (a) above as a result of being or having been a member of an affiliated, consolidated, combined, unitary, fiscal unity or similar group for any period;
(c) any liability for the payment of any form of taxation set out in (a) or (b) above as a result of any express or implied obligation to indemnify or otherwise compensate any other person or as a result of any obligation under any agreement or arrangement with any other person with respect to such amounts and including any liability for taxes of a predecessor or transferor or otherwise by operation of Law; and
(d) any liability for the repayment of unlawful state aid relating to any form of taxation set out in (a) above,

"Tax Audit" means any routine or non-routine audit, investigation, visit, inspection, assessment, discovery, access order, or other proceedings from any Tax Authority including a notification thereof;
"Tax Authority" means any taxing or other authority competent to impose any liability in respect of Tax or responsible for the administration and/or collection of Tax or enforcement of any Law in relation to Tax;

"Tax Liability" means:
(a) a liability of any member of the HMI Group to make or suffer an actual or increased payment of or in respect of Tax;

(b) the use or set-off of any Relief in circumstances where, but for such use or set-off, the relevant member of the HMI Group would have had an actual liability to Tax (the amount of the Tax Liability for these purposes being deemed to be equal to the amount of the actual liability to Tax that is saved by the use or set off of the Relief); and
(c) the loss of any Relief that was included in the Combined Statements;

"Tax Return" means any return, amendment, information statement, election, form, transfer pricing or other technical study or report, declaration, information return relating to Taxes, including any schedule or attachments thereto, and including any amendment thereof;

"Third Party" means any Person not being an Affiliate of either ASML or HMI;
"TPEx" means the Taipei Exchange;
"Transaction" has the meaning set out in recital (A) of this Agreement;
"Unvested Company Option" means an option to purchase Shares granted under the ESOP, or a SAR under any of the SAR Plans, which is not a Vested Company Option;
"USD" means United States dollars, the lawful currency of the United States of America;
"Vested Company Option" means an option to purchase Shares granted under the ESOP, or a SAR under any of the SAR Plans, which is vested immediately prior to Completion.

2	Headings and references to Clauses, Schedules and Paragraphs

2.1	Headings have been inserted for convenience of reference only and do not affect the interpretation of any of the provisions of this Agreement.

2.2	A reference in this Agreement to:

(a)	a Clause is to the relevant clause of this Agreement;

(b)	a Schedule is to the relevant schedule to this Agreement; and

(c)	a Paragraph is to the relevant paragraph of the relevant Schedule.

3	References to liabilities and obligations

3.1
Any reference in this Agreement to a liability or obligation of (any member of) the ASML Group shall be deemed to incorporate references to obligations on the part of ASML to procure that the relevant liability is discharged or obligation is performed by the relevant member(s) of the ASML Group, on the terms of and subject to the conditions set out in this Agreement.

3.2
Any reference in this Agreement to a liability or obligation of (any member of) the HMI Group shall be deemed to incorporate a reference to an obligation on the part of HMI to procure that the relevant liability is discharged or obligation is performed by the relevant member(s) of the HMI Group, on the terms of and subject to the conditions set out in this Agreement.

4	Other references

4.1	Whenever used in this Agreement, the words "include", "includes" and "including" shall be deemed to be followed by the phrase "without limitation".

4.2	Whenever used in this Agreement, the words "as of" shall be deemed to include the day or moment in time specified thereafter.

4.3	Any reference in this Agreement to any gender shall include all genders, and words importing the singular shall include the plural and vice versa.

5	No presumption against drafting Party
The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

EXECUTION VERSION

Schedule 2	Merger Clearance Filings

1.	South Korea Fair Trade Commission

2.	Taiwan Fair Trade Commission

3.	Singapore Competition Commission

EXECUTION VERSION

Schedule 3	Taiwan Regulatory Approvals

1.	Approval from the Taiwan Investment Commission, Ministry of Economic Affairs in connection with the Transaction;

2.	Consent from the TPEx for the delisting of HMI;

3.	Consent from the Financial Supervisory Commission of Taiwan to cancel HMI's status as a public company; and

4.	Consent from the CBC for the foreign exchange transactions necessary to convert euro or other foreign currency into NTD for payment of the Payment Fund.

EXECUTION VERSION

Schedule 4	ASML Warranties

1	Incorporation, authority, corporate action

1.1	ASML validly exists and is a company duly incorporated under the Law of the Netherlands.

1.2
ASML has the full power and authority to enter into and perform this Agreement and any other documents to be executed by ASML pursuant to or in connection with this Agreement, which, when executed, will constitute valid and binding obligations on ASML, in accordance with their respective terms.

1.3
ASML has taken or will have taken by Completion all corporate action required by it to authorise it to perform in accordance with this Agreement and any other documents to be executed by it pursuant to or in connection with this Agreement.

1.4
The entering into by ASML of this Agreement and the consummation of the Transaction by ASML, do not and will not require any consent, approval, authorisation or permit of, or filing with or notification to, any Governmental Authority, except as set out in this Agreement.

1.5
All Persons who are nationals of the People’s Republic of China ("PRC") or organised under the laws of the PRC ("PRC National(s)") directly or indirectly own interest in ASML in an aggregate amount less than thirty (30%) in ASML. No PRC National has control over ASML or any of its direct or indirect investors, and no funds for payment of any amounts under this Agreement have been sourced from the PRC.

1.6
ASML has, and in case ASML has designated a wholly owned Subsidiary in accordance with Clause 2.3.1, the Purchaser will have immediately prior to Completion, all funds necessary for the payment of the aggregate Consideration.

1.7
There are no action, claim, suit, litigation, arbitration, legal, administrative or other proceedings pending or, to ASML's Knowledge, threatened against the ASML Group, taken as a whole, that would prohibit or otherwise limit the ability of ASML or the Purchaser to consummate the transactions contemplated hereby.

1.8
ASML is a sophisticated purchaser and has made its own investigation, review and analysis regarding HMI and the transactions contemplated hereby based on the HMI Disclosed Information, which investigation, review and analysis were conducted by ASML together with expert advisors engaged for such purpose. ASML is not relying on any statement, representation or warranty, oral or written, express or implied, made by HMI unless otherwise provided under this Agreement.

EXECUTION VERSION

Schedule 5	HMI Warranties

1	Incorporation, authority, corporate action

1.1	HMI validly exists and is a company duly incorporated under the Law of its jurisdiction of incorporation.

1.2
HMI has the full power and authority to enter into and perform this Agreement and any other documents to be executed by HMI pursuant to or in connection with this Agreement (except for any such failures as would not reasonably be expected, either individually or in the aggregate, to materially impair the ability of HMI to perform its obligations hereunder), which, when executed, will constitute valid and binding obligations on HMI, in accordance with their respective terms.

1.3
HMI has taken or will have taken by Completion all corporate action required by it to authorise it to perform in accordance with this Agreement and any other documents to be executed by it pursuant to or in connection with this Agreement.

1.4
The entering into by HMI of this Agreement and the consummation of the Transaction by HMI, do not and will not require any consent, approval, authorisation or permit of, or filing with or notification to, any Governmental Authority, except as set out in this Agreement.

1.5
There are no action, claim, suit, litigation, arbitration, legal, administrative or other proceedings pending or, to the Knowledge of HMI, threatened against the HMI Group, taken as a whole, that would prohibit or otherwise limit the ability of HMI to consummate the transactions contemplated hereby.

2	Shares, corporate information

2.1	The Shares comprise all of the issued share capital of HMI and have been properly and validly issued and are each fully paid up.

2.2
HMI directly or indirectly holds all of the issued and outstanding shares in the capital of the HMI Group Companies (except, in relation to HMI USA, HMI indirectly holds all of the issued and outstanding shares as at Completion) and such shares have been properly and validly issued and are each fully paid up.

2.3
No Person has been granted the right, or has asserted a claim against any HMI Group Company to have the right, (whether exercisable now or in the future and whether contingent or not,) to call for the conversion, issue, registration, sale or transfer, amortisation or repayment of any share capital or any other security giving rise to a right over, or an interest in, the capital of any HMI Group Company under any option, agreement or other arrangement (including conversion rights and rights

EXECUTION VERSION

of pre-emption), except for any statutory pre-emptive rights, any buy-back of Dissenting Shares, or pursuant to any employee incentive arrangements disclosed in the Data Room.

2.4	There are no Encumbrances on any of the shares of the HMI Group Companies (excluding HMI) except for Permitted Encumbrances.

2.5
The constitutional documents made available in the Data Room are true and accurate copies of the constitutional documents of the HMI Group Companies and no HMI Group Company is in violation of its respective constitutional documents in any material respect.

2.6
All the share registers (except where an external third-party stock transfer or stock affairs agent is used), books and chops are in the possession, or under the control, of the relevant HMI Group Company.

3	Existence

3.1	Each HMI Group Company validly exists and is a legal entity duly incorporated or organised, as the case may be, under the Law of its jurisdiction of incorporation or organisation, as the case may be.

3.2	No HMI Group Company is insolvent under the Law of its jurisdiction of incorporation or unable to pay its debts as they fall due.

3.3
There are no proceedings in relation to any compromise or arrangement with creditors or any winding up, bankruptcy or other insolvency proceedings concerning any HMI Group Company and, to the Knowledge of HMI, no events have occurred which, under Law, would justify such proceedings.

4	Consolidated Financial Statements

4.1
The Consolidated Financial Statements have been prepared in accordance with the accounting principles set out in the Consolidated Financial Statements. On that basis, the Consolidated Financial Statements present fairly, in all material respects, the consolidated financial position of the HMI Group as of their respective dates, and the consolidated results of operation and their cash flows for the periods presented therein.

4.2	Since the Accounts Date, there has not occurred a Material Adverse Effect of the HMI Group.

4.3	There are no Liabilities of the HMI Group, whether accrued, absolute, determined or contingent, except for (i) Liabilities disclosed and provided for in the Consolidated

EXECUTION VERSION

Financial Statements, (ii) Liabilities incurred in the ordinary course of business substantially consistent with past practice, (iii) Liabilities which have been disclosed in the Data Room, and (iv) Liabilities which would not have a Material Adverse Effect.

5	Real property

5.1	The Data Room contains a list of all real property owned or leased by the HMI Group Companies as of the Signing Date (the "Properties").

5.2
In respect of each Property listed as being owned by an HMI Group Company (the "Owned Property"), the HMI Group Company named as the owner is the legal and beneficial owner of the whole Owned Property and has legal and marketable title to the Owned Property. The Owned Property is registered in the relevant real estate register for the benefit of the relevant HMI Group Company where the relevant jurisdiction requires the registration of ownership regarding real estate. No Owned Property is subject to any Encumbrance except for Permitted Encumbrances.

5.3
In respect of each Property listed as being leased by an HMI Group Company (the "Leased Property"), the HMI Group Company has leasehold interests or other similar rights and interests in the Leased Property pursuant to a lease agreement which is in full force and effect, except for any failure or default that would not have a material impact on the HMI Group, taken as a whole.

5.4
To the Knowledge of HMI, there is no outstanding written notice or dispute involving the relevant HMI Group Company and any bona fide third party as to the ownership, occupation or use of any Property which, if implemented or enforced, will have or could reasonably be expected to have a material impact on the HMI Group, taken as a whole.

6	Assets

6.1
None of the assets material to the HMI Business, other than the Properties, Intellectual Property and any assets disposed of or realised in the ordinary course of business, is subject to Encumbrance, except for Permitted Encumbrances, which, when enforced, would constitute a Material Adverse Effect on the HMI Group, taken as a whole. As at Signing, no Person has, to the Knowledge of HMI, asserted a claim against any HMI Group Company to enforce any Encumbrance over any assets material to the HMI Business.

6.2
The plant and other material machinery, vehicles and equipment owned or used by the HMI Group Companies as at Signing are in reasonable working order in all material respects having regard to their age and use, have been periodically maintained where maintenance is usually required, and are sufficient for conducting the HMI Business

EXECUTION VERSION

as currently conducted at Signing and for the current purposes for which they are being used at Signing.

7	Intellectual Property

7.1	The HMI Disclosed Information contains a complete and accurate list of all Intellectual Property registered in the name of an HMI Group Company as of the Signing Date.

7.2
All HMI Intellectual Property in the field of E-Beam and Inspection Solutions and, to the Knowledge of HMI, all HMI Intellectual Property outside that field is (or where appropriate in the case of pending applications, will upon registration be) wholly owned (legally and beneficially) by the relevant HMI Group Companies.

7.3
No ownership in or right to use any of the HMI Intellectual Property in the field of E-Beam and Inspection Solutions that is currently used or intended to be used by any HMI Group Company and, to the Knowledge of HMI, none of the HMI Intellectual Property outside that field that is currently used or intended to be used by any HMI Group Company, will be lost for the HMI Group prior to Completion or as a result of the Transaction.

7.4
All HMI Intellectual Property in the field of E-Beam and Inspection Solutions and, to the Knowledge of HMI, all HMI Intellectual Property outside that field, including all pending applications for the foregoing are:

(a)	valid and subsisting;

(b)	free from Encumbrances;

(c)	not being infringed, misappropriated or opposed and have not been infringed, misappropriated or opposed by any Person since 1 January 2014; and

(d)	not licensed to a third party.

7.5	To the extent applicable, all renewal and application fees for registered HMI Intellectual Property have been paid up-to-date.

7.6
The processes currently employed or under development and the products currently manufactured, sold or under development in the HMI Business that are in the field of E-Beam and Inspection Solutions and, to the Knowledge of HMI, all such processes and products outside that field, do not and will not infringe any rights in Intellectual Property of any third party and have not infringed any such rights since 1 January 2014.

EXECUTION VERSION

7.7
No pending or, to the Knowledge of HMI threatened, claims or legal proceedings with respect to Intellectual Property, including oppositions, exist in relation to the HMI Business, whether this is an (alleged) infringement on, or challenge of ownership, validity or enforceability by a third party of any HMI Intellectual Property, or an alleged or actual infringement on, or challenge of ownership, validity or enforceability by the HMI Group of any Intellectual Property of third parties.

7.8
The HMI Group has undertaken commercially reasonable steps to protect and maintain the proprietary nature of all material confidential information and Know-how that is used or being developed for use in the HMI Business or which the HMI Group must keep private or secret by Law or written policy and such confidential information and Know-how has not been disclosed to third parties (other than in the ordinary course of business and subject to written confidentiality obligations from the third party) and, to the Knowledge of HMI, has not been subject to unauthorised access by a third party.

7.9
Each past or current officer, director, employee, contractor or consultant that has or had access to any material confidential information or Know-how that is used or being developed for use in the HMI Business is subject to written confidentiality obligations. To the Knowledge of HMI, there have been no material breaches of any such confidentiality obligations.

7.10	The HMI Group has undertaken commercially reasonable steps to protect its new innovations and to assess Intellectual Property of third parties in its innovation process.

7.11
Each past or current officer, director, employee, contractor or consultant that has developed HMI Intellectual Property in the field of E-Beam and Inspection Solutions and, to the Knowledge of HMI, each past or current officer, director, employee, contractor or consultant that has developed HMI Intellectual Property outside the field, for or on behalf of the HMI Group has legally assigned all right, title and interest in and to such Intellectual Property to an HMI Group Company.

7.12
The HMI Group is not a party to any agreements currently in effect under which a third party is granted or retains any rights (including but not limited to a license right or a right to receive royalties or other payments) in or to or in connection with any HMI Intellectual Property, including license agreements, settlement agreements, (co-)development agreements, joint venture agreements, co-existence agreements or covenants not to sue or assert.

7.13	None of the HMI Intellectual Property has been developed using university or government funding.

EXECUTION VERSION

8	Information technology
In the twelve (12) months prior to the Signing Date, there have been no failures or breakdowns of any computer hardware or software, or other computer or communication systems, used or licensed exclusively in relation to and material to the HMI Business, which have had or could reasonably be expected to have a material impact on the HMI Business.

9	Contracts and other agreements

9.1
No HMI Group Company is or has agreed to become a member of any joint venture, consortium, partnership or other association, other than a recognised trade association in relation to which the HMI Group Company has no liability or obligation except for the payment of annual subscription or membership fees.

9.2
All material written agreements between an HMI Group Company and any current or former Related Person currently in effect have been disclosed in the Data Room and have been entered into on normal commercial terms in the ordinary course of business.

9.3	No HMI Group Company is a party to any agreement which materially restricts any HMI Group Company from undertaking the HMI Business.

9.4
To the Knowledge of HMI, all contracts currently in effect to which any of the HMI Group Companies is a party and which are material to the HMI Business, are valid and binding obligations of the parties to those contracts and the terms of those contracts have been complied with in all material respects by the relevant HMI Group Company and by any other party to those contracts.

9.5
No written notice of termination or of the intention to terminate has been received by an HMI Group Company in respect of any contract currently in effect to which any of the HMI Group Companies is a party and which is material to the HMI Business.

9.6
The consummation of the Transaction will not result in a breach of, or give any third party a right to terminate any contract currently in effect to which any HMI Group Company is a party and which is material to the HMI Business.

10	Employees and employee benefits

EXECUTION VERSION

10.1	HMI has made available to ASML:

(a)	the total number of individuals employed by the HMI Group as at 31 May 2016; and

(b)
details of the formal employer, salary and other benefits, period of continuous employment and location of each employee whose annual salary (on the basis of full-time employment) is in excess of NTD 1,500,000 ("Senior Employees").

10.2	No member of the HMI Group has received any written notice of resignation from any Senior Employee as of Signing.

10.3
No HMI Group Company is involved in any current on-going strike or industrial or trade dispute or any dispute or negotiation regarding a claim with any trade union or other body representing employees or former employees of any HMI Group Company.

10.4
The documents disclosed in the Data Room contain details of the rules and other documentation relating to all share incentive, share options, profit-sharing, bonus and other incentive arrangements in respect of any employee of any HMI Group Company.

10.5
To the Knowledge of HMI, the HMI Group's pension schemes are in compliance with their terms and with the Law and government Taxation or funding requirements in all material respects. All contributions and costs in relation to the pension schemes which are due have been paid by the relevant HMI Group Company to the pension providers.

11	Legal compliance

11.1
To the Knowledge of HMI, all required licences, permits, consents, authorisations, certificates and registrations ("Permits") material to the HMI Business as carried on at Signing have been obtained, are in force and, are being complied with in all material respects. Since January 1, 2014, the HMI Group Companies have not received any written notice or other written communication from any Governmental Authority regarding any actual or threatened revocation, withdrawal, suspension, cancellation, termination, deficiency, dispute or modification with respect to any material Permit.

11.2
To the Knowledge of HMI, each HMI Group Company is conducting its business activities in material compliance with Law, or, if an HMI Group Company is not conducting its business activities in material compliance with Law, this will not have a Material Adverse Effect on the HMI Group.

EXECUTION VERSION

11.3
HMI maintains a code of ethics, code of conduct or similar legal compliance program of a type customarily maintained by a company listed on TPEx, and HMI has established and maintains a system of internal controls that is sufficient to prevent, monitor and address (potential) violation of Law, and provide reasonable assurance regarding compliance with Law and with such code of ethics, code of conduct or similar legal compliance program.

11.4
To the Knowledge of HMI, there is no charge, investigation, disciplinary proceeding or inquiry by, or order, decree, decision or judgment of, any court, tribunal, arbitrator, governmental agency or regulatory body outstanding against any HMI Group Company or any of their respective directors and officers, employees, agents or other third-parties acting for or on the behalf of any HMI Group Company, which would result in a Material Adverse Effect on the HMI Group.

11.5
No HMI Group Company has received any written notice during the twelve (12) months before the Signing Date from any court, tribunal, arbitrator, governmental agency or regulatory body with respect to a material violation and/or material failure to comply with any applicable Law.

11.6
To the Knowledge of HMI, there are no circumstances with respect to the HMI Business that has involved the making or offering of any payment or anything of value by HMI or any person acting on its behalf to any official or employee of any state-owned company, court, tribunal, arbitrator, governmental agency, regulatory body, political party, candidate for political office or any other person:

(a)
while knowing or having reason to know that money or something of value may be offered, given or promised, directly or indirectly, for the purpose of influencing any action or decision, inducing a person to use his or its influence with any court, tribunal, arbitrator, governmental agency or regulatory body to affect or influence any act or decision or secure any improper advantage;

(b)	in violation of Law; and/or

(c)
where such payment would constitute a bribe, corrupt act, unlawful kickback, facilitation payment, or otherwise illegal or improper payment to assist the HMI Group or any HMI Group Company in obtaining or retaining business for, or with, or directing business to, any Person.

11.7
To the Knowledge of HMI, each HMI Group Company, including any Person acting on its behalf, has conducted its export, import and related transactions in all material respects in material compliance with applicable Law relating to export and import control and Sanctions.

11.8	To the Knowledge of HMI, there are no circumstances that exist with respect to the HMI Business, including through any Person acting on its behalf, involving (a)

EXECUTION VERSION

transactions with any Restricted Party; (b) violation of any Sanctions; or (c) violation of any applicable export or import control Laws.

12	Environment

12.1	To the Knowledge of HMI, each HMI Group Company is conducting, and since January 1, 2014, has conducted the business activities of the HMI Group in material compliance with environmental Law.

12.2
Since January 1, 2014, no HMI Group Company has received any written notice of any civil, criminal, regulatory or administrative action, claim, investigation or other proceeding or suit relating to a violation of environmental Law or any material environmental permits.

13	Litigation

13.1
No HMI Group Company is involved, whether as claimant or defendant or other party, in any on-going claim, proceeding, litigation, prosecution, investigation, inquiry or arbitration (other than as claimant in the collection of debts arising in the ordinary course of its business) which is material to the HMI Business as at Signing.

13.2	To the Knowledge of HMI, no claim, proceeding, litigation, prosecution, investigation, inquiry or arbitration of material importance to the HMI Business is threatened against any HMI Group Company.

14	Insurance

14.1	The insurances of the HMI Group have been disclosed in the Data Room.

14.2
In respect of the insurances referred to in Paragraph 14.1 all premiums due before the Signing Date have been duly paid to date and HMI has not received any notification that the insurances are not valid or enforceable.

14.3
Details of all outstanding insurance claims in excess of NTD 10 million and of all insurance claims in excess of NTD 10 million made during the three (3) years preceding the Signing Date have been disclosed in the Data Room.

15	Products
Since January 1, 2014, no individual claims of more than NTD 10 million and in aggregate not more than NTD 100 million have been made against any HMI Group Company in respect of any products which have been manufactured or sold by any HMI Group Company.

EXECUTION VERSION

16	Tax

16.1
All material Tax Liabilities whether actual, deferred, contingent or disputed, of each member of the HMI Group, on a consolidated basis: (i) measured by reference to income, profits or gains earned, accrued or received on or before the Accounts Date, or (ii) arising in respect of an Event occurring or arising on or before (whether wholly or partly) the Accounts Date, are fully provided for or (as appropriate) disclosed in the Consolidated Financial Statements. In the period starting on the Accounts Date and ending at the end of the Completion Date, (i) no Event has occurred which has or may have the effect of materially prejudicing any Relief taken into account in computing or eliminating the provision for deferred Tax contained in the Accounts, and (ii) no member of the HMI Group has been involved in any transaction which has given or may give rise to a material Tax Liability other than in respect of normal trading income or receipts of the member of the HMI Group concerned arising from transactions entered into by it in the ordinary course of business.

16.2
Each member of the HMI Group has duly, and within any appropriate time limits, made all material Tax Returns, given all material notices and supplied all other information required to be supplied to all relevant Tax Authorities and has maintained all records required to be maintained for Tax purposes; all such information was and remains complete and accurate in all material respects and all the Tax Returns and notices were and remain complete and accurate in all material respects.

16.3	No member of the HMI Group is involved in any current dispute with any Tax Authority. Since January 1, 2014, no member of the HMI Group has been the subject of any Tax Audit by any Tax Authority.

16.4	There is no action or proceeding pending or, to the Knowledge of HMI, threatened in writing against any HMI Group Company with respect to any Taxes.

16.5
Any material Tax incentives and concessions, including Tax holidays, Tax refunds, or similar Tax attributes claimed by the HMI Group, have been supported by relevant approval from the applicable Governmental Authorities and all information supplied to any Tax Authority or other appropriate authority in connection with any such incentives and concessions contains full and accurate disclosure of all relevant material facts and circumstances. To the Knowledge of HMI, there are no facts or circumstances that could cause any such incentive or concession to be revoked or annulled or that could result in a claw-back or repayment of the benefits resulting therefrom.

16.6
No material written claim has been made by a Governmental Authority in a jurisdiction where an HMI Group Company does not file Tax Returns that an HMI Group Company is or may be subject to Tax in that jurisdiction.

EXECUTION VERSION

16.7	No member of the HMI Group has claimed any Relief, including roll-over relief, exemption, deferral or facility that is subject to a potential claw-back, revision or other condition.

17	Disclosure of information

17.1
To the Knowledge of HMI, as at Signing, no information has intentionally been withheld that (a) is important for a prospective purchaser of the Shares to obtain a true and fair view of the business, material assets and material Liabilities of the HMI Group as at the Signing Date or (b) would make any HMI Disclosed Information (as at Signing) materially untrue or inaccurate.

EXECUTION VERSION

Schedule 6	Post-Completion organisation plan

1	Management team
After Completion, the senior management team of HMI will consist of:

(a)	Jack Jau as CEO;

(b)	Leo Shen as CFO; and

(c)	Zhong Wei Chen as CTO.

2	Post-Completion organisation

2.1
ASML currently envisions that, after Completion, the headquarters of HMI will remain in Taiwan, HMI's research and development activities will continue to be located in Taiwan and San Jose, CA, United States, and manufacturing of e-beam hardware will continue to be done in Taiwan.

2.2
Notwithstanding the foregoing, after Completion, ASML and HMI will explore how certain key functions within ASML and HMI may potentially be integrated in order to further cooperation and efficiency of business operations. Some examples of possible integration include:

(a)	ASML's defect-prediction (PFC) software team and HMI's R&D department, resulting in one combined team with a shared roadmap;

(b)	joint teams of application engineers;

(c)	a combined sales and marketing team; and

(d)	certain support functions for HMI to be provided in part by the ASML organisation.

3	Employee retention
ASML considers the employees of HMI to be a critical component of the HMI Business going forward and does not currently envision implementing significant cost savings following Completion through reduction of the number of employees of the HMI Group. In addition, in connection with this Agreement, ASML has entered into (or will prior to Completion enter into) separate retention agreements with certain key employees of HMI on terms mutually acceptable to ASML and such employees.

EXECUTION VERSION

EXECUTION VERSION

Schedule 7	Funding of payment for Dissenting Shares

1	Loan

1.1
In the event HMI will have to make payments to Dissenting Shareholders with respect to buy back of Dissenting Shares prior to Completion and the required aggregate payments to Dissenting Shareholders exceed US$100,000,000 (one hundred million US Dollars) (such excess amount, the "Loan Amount"), the Parties shall promptly enter into good faith discussions to agree on a mutually acceptable way to fund such payments in the following order:

(a)
HMI shall first seek external bank financing on terms reasonably acceptable to ASML and HMI for the Loan Amount (the "External Loan"), it being understood that external bank financing offered at Taiwan market rates and terms shall be deemed acceptable;

(b)
if HMI is unable to obtain sufficient external bank financing for the Loan Amount in accordance with Paragraph 1.1(a) within 50 days of the date of the EGM, ASML will promptly seek to obtain external bank financing for the External Loan for HMI at Taiwan market rates and terms, such External Loan to be guaranteed by ASML;

(c)
if within 70 days of the date of the EGM no External Loan has been obtained, ASML agrees to provide a 3-year loan to HMI for a principal amount equal to the Loan Amount (the "ASML Loan"). The interest on the ASML Loan will be equal to the interest to be paid by ASML under its revolving credit facility;

(d)
the Parties shall cooperate in good faith to cause the External Loan or the ASML Loan, as the case may be, to be available for draw down by HMI reasonably in advance of the 90th day from the date of the EGM for payment to Dissenting Shareholders.

2	Termination of Agreement and Convertible Bond

2.1
In the event the Share Swap Agreement is terminated prior to Completion and an External Loan or ASML Loan is then outstanding, the Parties shall first enter into good faith discussions within 30 days of such termination to seek a mutually acceptable resolution for repayment by HMI of the External Loan or the ASML Loan, as the case may be. If the Parties are unable to reach an agreement at the end of such 30-day period, the Parties shall promptly work with each other for HMI to issue convertible bonds (the "Convertible Bonds") by way of private placement to ASML as soon as practicable in an amount equal to the outstanding amount of the External

EXECUTION VERSION

Loan or the ASML Loan, as applicable. ASML will subscribe to all such Convertible Bonds, subject to (i) HMI shareholder approval for the private placement and, if required, increase of HMI's authorised share capital to allow for full conversion of the Convertible Bonds and (ii) all required consents, filings, notifications and approvals of or with Governmental Authorities required for the issuance and conversion of the Convertible Bonds having been made or obtained. HMI shall use the proceeds of the Convertible Bonds to repay the External Loan or the ASML Loan, as applicable, as soon as possible after subscription by ASML to the Convertible Bonds.

2.2	The principal terms of the Convertible Bonds are as follows:

Maturity	3 years from issuance
Principal Amount	amount outstanding under External Loan or ASML Loan, as applicable, including any accrued interest
Redemption	HMI may redeem at par value at any time prior to maturity with 30 days' notice
Interest	0% coupon; 0% yield to maturity
Conversion Price	buy-back price of Dissenting Shares, adjusted for any dividends, distributions and changes in share capital after the issuance of the Convertible Bonds
Conversion	ASML may elect to convert some or all Convertible Bonds into ordinary shares of HMI at Conversion Price at any time during the 3-year period
Mandatory Conversion	all Convertible Bonds outstanding at maturity will be mandatorily converted into ordinary shares of HMI at Conversion Price

Schedule 8	Announcement